FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934



05066501

For the month of September 2005

Commission File Number: 000-51116



SEC MAIL
RECEIVED
PROCESSING
SEP 13 2005
WASH, D.C.
198
SECTION

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building
8 Jian Guo Men Bei Street
Dongcheng District, Beijing, People's Republic of China 100005
(Address of principal executive offices)

P.E. 9-1-05

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ___N.A.___

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By: 
Name: Jesse Liu
Title: Chief Financial Officer

Date: September 12, 2005



HURRAY!

2004 Annual Report

Table of Contents

Company Profile

We provide wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile phone users in China. We are one of the market leaders in terms of revenue in providing services using wireless application protocol, commonly referred to as WAP, over China's advanced second generation, or 2.5G, mobile networks, the most advanced broadly available mobile telecommunication networks deployed in China. We also offer a variety of short messaging services, or SMS, and interactive voice response services, or IVR services, over China's second-generation, or 2G, mobile networks. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

We focus on providing 2.5G wireless value-added services to our customers including services based on WAP, Java™ and BREW™ technologies. Substantially all of our 2.5G services are WAP services, the predominant 2.5G service available in China. We have been the leading provider of WAP services in China in terms of monthly revenues since July 2003. In China, 2.5G services are primarily delivered through nation-wide WAP portals controlled and operated by China's two principal mobile operators, China Unicom and China Mobile. In 2004, we had a market share in terms of revenues of approximately 48.5% on China Unicom's nation-wide WAP portal. In June 2004, we acquired Beijing Enterprise Network Technology Co., Ltd. and Beijing Enterprise Mobile Technology Co., Ltd. (which are collectively referred to as "Beijing Enterprise"), a provider of WAP services on China Mobile's nation-wide WAP portal with a market share of approximately 6.8% in terms of revenues in 2004. Following the acquisition, we had a market share of approximately 19.4% on China Unicom's and China Mobile's WAP platforms on a combined basis in 2004.

We also provide 2G wireless value-added services to our customers including SMS and IVR services, which we introduced in April 2004. Revenues from 2G services represented a large part of our revenues in 2003, but are expected to decrease as a percentage of our revenues in the long-term as we continue to focus more on 2.5G services and related software technologies, which we expect to offer greater growth opportunities.

Our VASPro software enables mobile operators to manage a variety of functions related to the sale of 2.5G services by third party service providers through mobile operators' WAP portals. We assisted China Unicom in designing and building its 2.5G WAP portals and are the sole provider of such software to China Unicom for its nation-wide WAP portal and to nine of its provincial offices in key coastal and southern provinces for their WAP portals. VASPro currently supports more than 8.0 million registered China Unicom WAP users and more than 50 million service requests each day. We are in the preliminary stages of developing a 3G-compatible version of VASPro, which we expect will not pose significant technological hurdles or require significant additional research and development expenditures.

Our revenues and net income have increased significantly in recent periods. For the year 2004, we had revenues of $53.4 million, an increase of 131.1% over revenues of $23.1 million for 2003. Our net income for the year 2004 was $17.2 million, a significant increase over net income of $4.5 million for the year 2003. On a pro forma basis, after giving effect to the acquisition of Beijing Enterprise as if it occurred on January 1, 2004, our revenues and net income were $54.4 million and $17.4 million in 2004, respectively.

We believe that the most significant change in our revenue mix has been the significant growth in the relative proportion of our 2.5G services revenues. In 2004, the percentage of revenues from 2G services, 2.5G services and software and system integration services was 28.0%, 52.8% and 19.2%, compared with 58.3%, 18.5% and 23.2% in 2003, respectively.

CEO Letter To Shareholders

August 12, 2005

Dear Shareholders,

2004 and the first half of 2005 were exceptional periods in Hurray!'s history. In 2004, our highly seasoned management team leveraged our core strengths in 2.5G wireless content and technologies and our strong relationships with the mobile operators in China to systematically execute our business strategy. This consistent focus on the wireless value-added services market coincided with unprecedented growth in the number of users of 2.5G services, including wireless application protocol (WAP) which offers easy-to-use mobile 'portals' to access a wide range of sophisticated, content-rich services. In 2004, the number of WAP users in China increased from 10 million as of December 31, 2003 to 25 million as of December 31, 2004.

In this fast-paced market environment, we were able to achieve a number of key operating objectives in 2004, including:

- maintaining our leading position on China Unicom's nationwide WAP portals,
- establishing a significant presence on China Mobile's WAP portals through the acquisition of one of the top five service providers in terms of revenue on such portals in 2004,
- continuously expanding our portfolio of 2.5G services, and
- completing the Phase III expansion of China Unicom's WAP platform using our proprietary service provisioning and management software, VASPro.

2004 also marked a transition period in the wireless value-added services market in China, with the mobile operators enforcing their customer service policies more rigorously than in the past and initiating steps to improve customer service. This heightened attention on customer service continued into 2005. While we have not received any significant sanctions or penalties from the mobile operators to date, many of our competitors have been fined or been subject to service suspensions.

Even before the mobile operators heightened their focus on customer service, we were committed to providing the highest quality user experience to our customers. Moreover, we use our deep understanding of the mobile operators' networks, which was garnered through our development of our VASPro network software (which none of our competitors offers), to proactively monitor the provisioning of our services and minimize the possibility that we will contravene any of the mobile operators' policies. Although inadvertent mistakes may arise from time to time, we believe that these efforts are essential to maintaining close working relationships with the mobile operators.

We also believe that any instability caused by the mobile operators' recent actions will ultimately yield a more stable market, with weaker, less well-run companies either leaving the market or merging into more established companies. In this regard, we are continuously evaluating potential acquisitions and strategic alliances that could enhance our business.

Turning to 2005, our company achieved one of its most important milestones in February: the completion of our IPO and listing on the Nasdaq National Market. Our IPO has not only increased our capital resources, but has also increased our profile in China and abroad which we believe will help facilitate the ongoing implementation of our growth strategy. In the first half of 2005, we also enjoyed considerable success with our interactive voice response (IVR) services and launched the first "mobile album" in China which users can download and listen through their mobile phones before the album is released in the traditional CD format. In addition, we have initiated the Phase IV expansion project for China Unicom's nationwide WAP portals.

In the remainder of 2005, we intend to continue leveraging our strength in technology and experience in the wireless industry in China to:

- expand our services portfolio and customer reach, including launching color ringback tone (CRBT) with both China Unicom and China Mobile, multimedia messaging services (MMS) and IVR services over China Mobile's network , and SMS, IVR and CRBT services through the limited mobility networks of China Telecom and China Netcom,

- develop additional content in-house which is attractive to China's mobile users, which tend to be highly attuned to the latest pop culture trends, and also license such content from major international media companies, including record labels,

- strengthen existing marketing and distribution channels through the mobile operators in China — particularly marketing activities to promote China Unicom's and China Mobile's WAP portals — and prepare for the roll-out of 3G networks in China which is expected in the near future, and

- develop alternative marketing and distribution channels such as handset partnerships, web alliances and media advertising to expand our customer reach.

In conclusion, 2004 was a strong year for Hurray!, and we are proud that we have been able to significantly build our business during this transition period in the regulatory environment. For our company, being one of the market leaders for 2.5G and other wireless services in China is not about riding on the success of a single hot product or promotional hype. Rather, our business philosophy is grounded on the principle that a fundamental understanding of the market and the evolving tastes of customers, combined with cutting edge technology, will guide our business in the right direction over the long-term. We believe that this philosophy represents a tangible advantage in our market and that the market is poised for still more growth for which we will be well-positioned to benefit.

We thank you for your continued support.

Sincerely,



Qindai Wang
Chairman of the Board,
President and Chief Executive Officer

Highlights in 2004

Highlight 1

We acquired Beijing Enterprise, one of the leading providers of 2.5G services through China Mobile.

Highlight 2

We launched our IVR service on China Unicom's platform.

Highlight 3

We commenced work on Phase IV of China Unicom's WAP infrastructure and services platform.

Highlight 4

We launched China's first mobile novel, "Outside the Fortress", on our WVAS platform, which is a milestone of mobile literature development.

Highlight 5

We invited pop star Jolin Tsai to serve as Hawa's brand ambassador to promote the mobile entertainment portal. It was the first time for a mobile entertainment service provider to invite an A-list star to be its brand ambassador in mainland China.

Highlight 6

We were named as one of the fastest growing companies in the 2004 Deloitte Technology Fast 500 Asia Pacific rankings and ranked No. 4 among all Chinese companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements, together with the respective notes thereto, included elsewhere in this annual report.

Our audited historical consolidated financial statements and the audited historical financial statements of Beijing Enterprise Network have been prepared in accordance with U.S. GAAP.

Our unaudited pro forma financial information has been derived from our audited historical consolidated financial statements and the audited historical financial statements of Beijing Enterprise.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We provide wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile phone users in China. We are one of the market leaders in terms of revenue in providing WAP services over China's 2.5G mobile networks, the most advanced broadly available mobile telecommunication networks deployed in China. We also offer a variety of SMS over China's 2G mobile networks. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

Substantially all of our 2.5G services revenues are derived from WAP services, the predominant 2.5G service available in China. Our 2G services consist of SMS and our recently introduced IVR services. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. We also earn revenues from our software and system integration services that enable mobile operators to manage and support wireless value-added services on the 2.5G and, in the future, 3G mobile networks.

In June 2004, we acquired Beijing Enterprise for an aggregate purchase price of $18.0 million, of which $12.0 million was paid in cash and $6.0 million was paid in the form of our ordinary shares at a price of $0.14055 per share. Such ordinary shares were cancelled in November 2004 in exchange for a reduced cash payment of $4.5 million, which was paid in full in May 2005. In addition, two of our affiliated companies also provided a loan in the amount of such balance to the beneficiary owner of the seller, which was repaid in full in May 2005. Beijing Network provides WAP services on China Mobile's WAP portals, and has consistently ranked in the top five on these portals in terms of revenue.

We achieved net income of $17.2 million for 2004 and $4.5 million for 2003, compared to a net loss of $2.8 million for 2002. For 2004, we generated $53.4 million in total revenues, compared to $23.1 million and $10.5 million for 2003 and 2002, respectively, representing an increase of 131.1% and 120.0%, respectively. For 2004, 2G, 2.5G and software and system integration services accounted for 28.0%, 52.8% and 19.2% of our revenues, respectively, compared to 58.3%, 18.5% and 23.2% in 2003 and 56.6%, 0.0% and 43.4% in 2002. Our increase in total revenues during this period was due to increased sales of our services. These increased sales were driven by growth in demand for 2G services such as SMS in China, principally in 2003 and the first quarter of 2004, and the commencement of significant growth in demand for 2.5G services in the third and fourth quarters of 2003. Our software and system integration services revenues also increased as we licensed additional service provisioning and management software to China Unicom, our sole customer and licensee of such software, in connection with actual and anticipated increases in the user base for WAP-based services offered through its network.

We had retained earnings of $21.3 million and $4.1 million as of December 31, 2004 and 2003, respectively, compared to an accumulated deficiency of $10.0 million as of December 31, 2002. Our prior accumulated losses were funded from our private placements of ordinary and preference shares to both our management and investors, capital contributions, and cash flow from our operations.

After giving pro forma effect to the acquisition of Beijing Enterprise, our total revenues and net income were $54.4 million and $17.4 million for 2004, respectively, with revenues derived from our 2G, 2.5G and software and system integration services representing 27.5%, 53.7% and 18.8% of total revenues, respectively. Our unaudited pro forma condensed consolidated financial data for the year ended December 31, 2004 is presented to include (1) the historical consolidated financial data of our company for the three months ended March 31, 2004, (2) the historical financial data of Beijing Enterprise for the three months ended March 31, 2004 after giving pro forma effect to our acquisition of Beijing Enterprise as if the acquisition occurred on January 1, 2004 and (3) the historical consolidated financial data of our company for the nine months ended December 31, 2004, in which the operating results of Beijing Enterprise for that period were consolidated.

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times Communications (Beijing) Ltd. ("Hurray! Times"). To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with five affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities. Hurray! Solutions Ltd. ("Hurray! Solutions") is 85% and 15% owned by our president and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively. In turn, Hurray! Solutions has one subsidiary, Beijing Cool Young Information Technology Co., Ltd. ("Beijing Cool Young"). We also have three other affiliated companies, Beijing Enterprise Network Technology Co., Ltd. ("Beijing Network"), Beijing WVAS Solutions Ltd. ("WVAS Solutions") and Beijing Palmsky Technology Co., Ltd. ("Beijing Palmsky"). Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by our president and chief executive officer, Qindai Wang. Beijing Network is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping, both of whom serve as vice presidents of Hurray! Solutions. WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Messrs. Sun and Wang. Beijing Palmsky is 50% and 50% owned by two individuals in China, Wang Jianhua and Yang Haoyu, both of whom are our shareholders and vice presidents. However, through our agreements with these Chinese affiliates, we have the power to vote all shares of all the shareholders of those companies on all their matters, through the general manager of Hurray! Times, as well as the right to enjoy the economic benefits of those companies, the exclusive right to purchase equity interests from the shareholders of those companies to the extent permitted by Chinese laws and the control of the major intellectual properties used by those companies.

Under FASB Interpretation No. 46, or FIN 46, we are the primary beneficiary of the economic benefits of our variable interest entities, Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Palmsky and Beijing Network. Accordingly, these entities are consolidated into our financial statements. Transactions among these entities and our company and subsidiaries are eliminated in consolidation.

Hurray! Holding was formed on April 23, 2002. For our 1999, 2000 and 2001 financial statements, our existing affiliate, Hurray! Solutions, is treated as a predecessor entity. For our 2003 and 2004 financial statements, Hurray! Holding is treated as a successor entity. Because Hurray! Holding had not yet entered into definitive agreements with Hurray! Solutions in 2002 and it had limited operations in that year, our 2002 financial statements are also presented with Hurray! Solutions as a predecessor entity and, unless otherwise indicated below, do not present the results of Hurray! Solutions and Hurray! Holding on a combined pro forma basis. In accordance with the applicable accounting standards, the assets and liabilities of Hurray! Solutions have been recorded at fair market value in our successor financial statements.

The major factors affecting our results of operations and financial condition include:

- *Growth of the Wireless Value-Added Services Market in China, in Particular for Our 2.5G Services.* Our financial results have been, and we expect them to continue to be, largely dependent on growth in the wireless value-added services market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the wireless value-added services market in China and of our revenues. According to Norson Telecom Consulting, an independent research firm, SMS represented 85% of the total wireless value-added services revenues generated by service providers in China in 2003. Our 2G services, all of which were SMS, represented 75.9% of our total wireless value-added services revenues in 2003. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. Since the launch of our 2.5G services, we have experienced much higher growth rates in revenues from these services than from our 2G services. Our 2.5G services, substantially all of which are WAP services, represented 65.4% of our total wireless value-added services revenue for 2004. We believe that our financial success in the near-term will depend on the growth of the market for our 2.5G services, especially WAP services, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.

- *Positioning of Our Services on the WAP Portals of China Unicom and China Mobile.* A key component of our revenue growth is our ability to not only maintain access to China Unicom's and China Mobile's networks, but also to secure prominent positioning for our services at the top of the menu of services for each major service category on the mobile operators' WAP portals so that users see our services first when opening the service menus. We do not enjoy the same leading position on China Mobile's WAP portal as we do on China Unicom's, and have not historically developed as strong a relationship with China Mobile as we have with China Unicom. We may not be successful in building on Beijing Network's relationship with China Mobile to enhance the position of our services on China Mobile's WAP portal.

- *Network Service Agreements with China Unicom and China Mobile.* Our results of operations are dependent on the terms of network service agreements with China Unicom and China Mobile and the manner in which the mobile operators implement these agreements and their related customer service policies. Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these mobile operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.

- *Changes in Mobile Operator Policies or the Manner in Which They are Enforced.* The policies and procedures adopted by China Mobile and China Unicom regarding customer service, quality control and other aspects of the wireless value-added services industry significantly affect the revenue we receive. Recent changes in the implementation of certain policies have reduced our revenues from SMS-based services by, for example, making it more difficult for customers to order our services, enabling customers to more easily cancel our services and requiring us to automatically terminate subscription services for our inactive users. Further changes in their policies or in their implementation by the mobile operators, including changes that could affect our 2.5G services, could adversely affect our business and financial condition.

- *Taxes.* Our subsidiary, Hurray! Times, is subject to a 30.0% state enterprise income tax and a 3.0% local enterprise income tax and our affiliated Chinese entities are generally subject to a 33.0% enterprise income tax in China. However, Hurray! Times, as well as Hurray! Solutions (and our other affiliated companies in China), have obtained approval from the Chinese government authorities to be classified as "high technology" companies. This classification entitles such companies to a three-year exemption from enterprise income tax commencing from various dates, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. For additional information on such preferential tax arrangements, see "—Taxation" below. The earnings of our affiliated Chinese entities are passed on to Hurray! Times pursuant to various services agreements.

- *Maintaining and Expanding the Customer Base for Our VASPro Services Provisioning and Management Software.* China Unicom and nine of its provincial offices that have their own local WAP portals use our VASPro services provisioning and management software. We believe it is unlikely that the other current principal mobile operator in China, China Mobile, will purchase this software in the foreseeable future because it purchases this category of software from a subsidiary which was established for that purpose. Accordingly, continued sales of our software depend on our ability to maintain our relationship with China Unicom and the expansion of China Unicom's WAP user base so that it will need to license additional software from us to support additional users, acquiring new customers in China, such as China Telecom and China Netcom with which we have not yet developed close relationships, and expanding sales of our software to mobile operators overseas, with which we have almost no experience.

- *Billing and Transmission Failures.* We do not recognize any revenues for services that are characterized as billing and transmission failures. These failures occur when we do not collect fees for our 2G services from mobile operators in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer's phone is off, the customer's prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, ranging on a monthly basis from 3.4% to 22.2% of the total billable messages which are reflected in our internal records during 2004. Although we do not experience the same type of billing and transmission errors for our WAP services as we do for our SMS, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but for a variety of reasons are not billed to the user due to the manner in which the mobile operators register new users or manage their internal billing reconciliation process.

Revenues

We derive our revenues from our primary operating segments: 2G services, 2.5G services and software and system integration services. Currently, our revenues are primarily derived from 2G and 2.5G services. Through these services, we provide downloads, information and community-oriented products, such as picture and ringtone downloads, chatting, games, enhanced text-based content services and IVR. Our revenues are primarily derived from Hurray! Times through agreements with our affiliated Chinese entities.

Our revenues represent our total revenues from operations, net of certain business and value-added taxes. Our revenues from wireless value-added services are subject to a 3.0% business tax and our revenues from software and system integration services are subject to a value-added tax at the rate of 17.0%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with our affiliated Chinese entities are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					
	2002 (Predecessor)		2003		2004	
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)					
Revenues:						
2G services..................	$ 5,948	56.6%	$ 13,471	58.3%	$ 14,946	28.0%
2.5G services..............	—	—	4,289	18.5	28,227	52.8
Software and system integration services......	4,565	43.4	5,363	23.2	10,267	19.2
Total revenues..............	$ 10,513	100.0%	$ 23,123	100.0%	$ 53,440	100.0%

2G and 2.5G services. Our 2G and 2.5G services revenues are derived from services that we provide to our users through China Unicom's and China Mobile's networks. We recognize revenues derived from these services before deducting service and network fees paid to the mobile operators. For a description of our revenue recognition policies, see "— Critical Accounting Policies."

2G services have historically been our primary source of revenues, accounting for approximately 56.6% and 58.3% of our total revenues in 2002 and 2003, respectively. However, we expect that sales of our 2.5G services, particularly our WAP services, will continue to increase, and sales of our 2G services will continue to decline as 2.5G and 3G services gain in popularity. In 2004, our 2G and 2.5G services accounted for approximately 34.6% and 65.4%, respectively, of our combined 2G and 2.5G services revenues, compared with 75.9% and 24.1%, respectively, in 2003.

The following table sets forth subscriptions for 2G and 2.5G services as of the dates indicated:

	As of December 31,	
	2003 (unaudited)	2004 (unaudited)
	(in millions)	
Service Subscriptions:		
2G Subscriptions(1)	2.0	1.5
2.5G Subscriptions(2)	1.6	4.2

(1) Approximate combined number of our SMS subscription on China Unicom's and China Mobile's 2G mobile networks.
(2) Approximate number of subscriptions on China Unicom's (and China Mobile's, in the case of the unaudited operating data as of December 31, 2004) nation-wide WAP portal.

Most of our 2.5G services revenues from China Unicom and China Mobile are subscription-based. In December 2004, more than 92% and 83% of 2.5G services revenues provided through China Unicom and China Mobile, respectively, were subscription-based. Revenues from our subscription services, which are purchased for a fixed period of time, usually three to six months, are typically more predictable and more stable than per-use services which are often the result of impulse buying and tend to fluctuate from month-to-month. Because of the more stable recurring revenue generated by our subscription-based services, we have been focused on migrating Beijing Network's user base, which had been historically mostly per-use, to subscription-based services by offering a wider range of subscription-based services to its users and increasing promotion of those services through online and offline methods. As these initiatives have only recently been launched, we cannot determine whether they will be successful on a long-term basis.

Software and system integration services. Our revenues from these services have been derived from the design, development, licensing fees, hardware installation and after-sale support of our VASPro services provisioning and management software, which has been purchased by China Unicom and nine of its provincial offices. We deliver these services under a small number of relatively high value contracts. The revenues from these contracts are recognized based on the percentage of completed contractual obligations. Since a large part of certain projects often relates to third party hardware and software, the timing of their delivery can cause our quarterly gross revenues and cost of revenues to fluctuate significantly. However, those fluctuations do not significantly affect our gross profits because hardware-related revenues approximate the costs of such revenues. See "— Critical Accounting Policies."

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,		
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars)		
Cost of Revenues:			
2G services	$ 3,363	$ 4,586	$ 7,050
2.5G services	—	2,106	11,003
Software and system integration services	4,478	4,151	6,277
Total cost of revenues	$ 7,841	$ 10,843	$ 24,330

2G and 2.5G services. The principal cost of revenues for our 2G and 2.5G services is the service and network fees paid to the mobile operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, operator imposed penalty charges, and certain distribution costs.

Software and system integration services. Our cost of revenues for our software and system integration services includes acquisition cost of third party hardware and software products provided to our customers and staffing and travel costs related to system integration services in connection with a given project.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,		
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars, except percentages)		
Gross Profits:			
2G services	$ 2,585	$ 8,885	$ 7,896
2.5G services	—	2,183	17,224
Software and system integration services	87	1,212	3,990
Total gross profits	$ 2,672	$ 12,280	$ 29,110
Gross Profit Margin:			
2G services	43.5%	66.0%	52.8%
2.5G services	—	50.9	61.0
Software and system integration services	1.9	22.6	38.9
Total gross profit margin	25.4	53.1	54.5

The increase in our 2G and 2.5G services gross profit margins in 2003 compared to 2002 is due to an increase in the revenues derived from this business at a more rapid rate than the increase in the cost of revenues associated with this business. This difference in the rate of increase is primarily because a significant component of the cost of revenues is the allocated portion of fixed common costs, which do not increase in proportion to increases in our 2G and 2.5G services revenues.

The gross profit margins for our 2G services declined in 2004 compared to 2003, due to increased costs related to those services, particularly increased levels of service and network fees for 2G services. In addition, costs of 2G services increased, to a lesser extent, due to the cost of purchasing content for our IVR services which were launched in 2004, as well as increased costs incurred to promote our 2G services. We anticipate that gross profit margins for our 2G services will continue to decline in future periods, driven primarily by the increasingly competitive environment in the 2G market. On the other hand, our gross profit margins for our 2.5G services increased in 2004 compared to 2003 as we achieved economies of scale in this market, and we anticipate that such margins will remain stable or may even increase, if the market continues to expand and we are able to continue to achieve enhanced economies of scale.

The gross profit margins for software and system integration services have varied significantly between 2002 and 2004. This variance is primarily attributable to our delivery of more third party hardware and software in certain periods, which has significantly lower margins, compared to the delivery of our own software and services. In the last three fiscal years combined, third party hardware and software accounted for an average of 84% of the total contract value of our software system and integration services, or 98%, 77% and 91% of our total revenues from software and systems integration services in 2002, 2003 and 2004, respectively. In the future, we intend to minimize the provision of third party hardware and software in connection with our software and system integration services, but we may still be required by our customers to provide those items from time to time. If we are successful in minimizing our provision of third party hardware and software, we expect that our gross profit margins in this segment will tend to stabilize at a higher level.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					
	2002 (Predecessor)		2003		2004	
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)					
Operating Expenses:						
Product development expenses.......	$ 878	8.4%	$ 1,375	5.9%	$ 2,246	4.2%
Selling and marketing expenses......	2,908	27.7	4,578	19.8	7,212	13.5
General and administrative expenses	1,370	13.0	1,241	5.4	1,821	3.4
In-process research and development.........................	—	—	—	—	36	0.1
Stock-based compensation............	—	—	154	0.7	281	0.5
Total operating expenses..............	$ 5,156	49.1%	$ 7,348	31.8%	$ 11,596	21.7%

Product Development Expenses. Product development expenses primarily consist of research and development staff costs. Most of our product development expenses relate to enhancing our portfolio of 2.5G services and improving and updating our services provisioning and management software. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which is three to five years.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of staff costs related to managing the development of our service offerings. These expenses also include advertising, sales and marketing expenses, such as expenses associated with sponsoring promotional events, salaries and benefits for our direct sales force, free trial services we offer through, for example, certain retailers of mobile phones in China and gifts we provide to *Hawa Club* members in exchange for points they accumulate for using our 2G and 2.5G services. In 2003, selling and marketing expenses also included amortization of customer lists of Hurray! Solutions. We expect that our selling and marketing expenses will increase in future periods as we promote the brand recognition of the *Hawa* brand, and also provide more gifts in exchange for *Hawa Club* points as more users join that club.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for our management, salaries for our finance and administrative personnel, professional service fees, lease expenses, other office expenses and expenses related to depreciation of equipment for general corporate purposes.

We lease bandwidth from mobile operators' provincial offices. Bandwidth and server custody fees, office rentals and depreciation charges allocated to our general management, finance and administrative personnel are also included in general and administrative expenses.

We depreciate leasehold improvements, which are recorded as general and administrative expenses on a straight-line basis over the relevant lease term.

We expect our general and administrative expenses to increase as we add personnel in response to the expansion of our business in future periods. We also expect general and administrative expenses to increase as we incur professional service fees, such as for legal and accounting services, for and after our listing on Nasdaq.

Stock-based Compensation. We grant stock options to our employees and certain non-employees. Stock-based compensation expenses arise from options granted to employees to the extent that the exercise price of options granted exceeds the fair market value of the underlying stock on the measurement date. We have not recognized a compensation expense in our consolidated financial statements for employee option grants since the exercise prices were equal to or greater than the fair market values at the dates of grant. We account for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using their estimated fair values. In 2003 and 2004, we incurred stock-based compensation cost of $0.2 million and $0.3 million, respectively, which arose in connection with options granted to non-employees, including external consultants and a member of our board of directors in exchange for their services. In addition, in 2002, Hurray! Holding incurred stock-based compensation cost of $0.4 million, which arose in connection with options granted in that year to non-employees. We may incur additional compensation expenses in connection with certain non-employee grants as the fair market value of the options will be re-determined at the end of each fiscal year until they fully vest.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized our accounting policies below that we believe are both important to an understanding of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

2G and 2.5G services. Our revenues are primarily derived from the sale of 2G and 2.5G services to our customers delivered over China Unicom's and China Mobile's mobile telecommunications networks. 2G and 2.5G services revenues are derived from providing picture downloads, ringtone downloads, chat rooms, games, pop culture, news and financial information services to mobile phone customers of the mobile operators. Fees for these services are established by an agreement with the mobile operators and indicated in the message received on the mobile phone. These fees are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered.

Our services are delivered to users through the mobile telecommunication networks of the mobile operators, and we rely upon them to provide us with billing and collection services. We have, however, developed an internal system that records the number of transactions and subscriptions of our services, which we then compare to the confirmations received from the mobile operators. Generally within 15 to 30 days after the end of each month, a statement from the mobile operators confirming the value of the 2G and 2.5G services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile operators for these services, net of their service fees, network fees and applicable business taxes.

We initially ascertain the value of the 2G services provided based upon statements sent to us by the mobile operators with respect to the amount of services we deliver to the end users. Because there has historically been a discrepancy between the value of our 2G services based on our internal system and the value of the services based on the statements received from the mobile operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies and other factors, make an estimate of our revenues for such month. This estimate may be higher or lower than the actual revenues we have a right to receive based on the statements received from the mobile operators. As part of our estimation process, after the end of each month, our sales force contacts the provincial offices of the mobile operators to assess whether and to what extent there are any discrepancies between our billing system and the provincial operators' records. Through this interaction with the mobile operators' provincial offices, our sales force is able to monitor to a degree the accuracy of estimated revenues during the period prior to receipt of the confirmations. When there is significant uncertainty regarding the timing of receipt of a monthly statement or we are aware that a particular billing issue exists in a province, revenue is not recognized for that province until the statement is received.

By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile operators and would have recognized our revenues based on the monthly statements. In the event that a monthly statement is not received at the time such financial results are reported, we will report the fees payable to us based on our internal estimate. As a result, we may overstate or understate our revenues for the reporting period. Any difference between the statement received from the mobile operators and our estimate will result in a subsequent adjustment to our revenues reported in our financial statements in the following reporting period. However, such billing discrepancies have had no impact on our historical financial statements for 2002 and 2003, since we recorded our revenues in accordance with the monthly statements received from the mobile operators in those years. For 2004, we recognized approximately 5% of our 2G services on an estimated basis. In addition, if 2G services continue to represent a decreasing percentage of our total revenues (a trend which has been occurring for the last several quarters and we expect to continue for the foreseeable future), we anticipate that the portion of our revenues which will be subject to such estimations will decline in future periods.

Although we do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues confirmed by the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but are not billed to the user for a variety of reasons associated with the manner in which the mobile operators register new users and manage their internal billing reconciliation process. However, the 2.5G transmission and billing systems of the mobile operators allow us (as well as other service providers) to monitor if services are actually delivered and paid for. We are then able to identify in a timely manner any discrepancies between our internal system and the systems of the mobile operators. In addition, we typically receive the monthly statements from the mobile operators for our 2.5G services within two or three weeks after the end of each month. Accordingly, the amount of revenue recognized on an accrual basis for our 2.5G services in 2004 was insignificant and is expected to remain insignificant in future periods for the foreseeable future.

We evaluate our network service agreements with the mobile operators to determine whether to recognize our revenues gross or net of the fees charged by the mobile operators. Pursuant to applicable accounting standards, our determination was based upon an assessment of whether we act as a principal or agent when providing the services to our mobile operators. We have concluded that we act as a principal. Factors that we believe support our conclusion are as follows:

- We have latitude in establishing prices within ranges prescribed by the mobile operators;
- We determine the specifications of the services we will be rendering;
- We have the ability to control the selection of our content suppliers; and
- We assume the risk of non-payment by customers.

Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators will usually not pay us if users of our services do not pay them and they will not pay us if users do not receive the services due to billing or transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services.

Software and System Integration. We generally charge a fixed price for all of our projects and recognize revenues based on the percentage of completion of the project. Software revenues from customer orders requiring design, development and support of the software are recognized over the installation period. We use labor costs and direct project expenses to determine the stage of completion, except for revenues associated with the procurement of hardware, which we recognize upon delivery of the hardware to the customer. Since a large part of the cost of certain projects often relates to third party software and hardware, the timing of such software and hardware delivery can cause our quarterly gross revenues and cost of revenues to fluctuate significantly. We recognized total revenues from the sale of third party hardware and software of $4.2 million, $3.6 million and $5.8 million, and cost of such revenues of $4.2 million, $3.6 million and $5.8 million in 2002, 2003 and 2004, respectively. However, those fluctuations do not affect our gross profit margins because third party software and hardware-related revenues approximate the costs of those items. Accordingly, our gross profit margins on such revenues were nominal in 2002, 2003 and 2004. Recognized revenues and profit are subject to adjustments in current periods as the contract progresses to completion. Accordingly, any changes in our estimates would affect our future operating results.

Stock-based Compensation Cost

We grant stock options to our employees, and we record compensation cost for the excess of the fair value of our ordinary shares at the measurement date over the option exercise price. We amortize stock-based compensation cost by using the straight-line method over the vesting periods of the related options, which are generally three or four years.

We did not record deferred stock-based compensation cost as there was no difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise price. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preference share placement. Had different assumptions or criteria been used to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation cost could have been reported.

Pro forma information regarding income (loss) and income (loss) per share is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to calculate the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We used projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

The historical pro forma income (loss) and pro forma income (loss) per share that we used in calculating the fair value of the options granted to employees may not be representative of the pro forma effects in the future years of net income (loss) and earnings per share for the following reasons:

- The number of future shares to be issued under these plans is not known; and
- The assumptions used to determine the fair value can vary significantly.

In addition, we issued non-employee stock options to certain consultants and a director, which were also accounted for under the Black-Scholes option-pricing model to compute the fair value.

Results of Operations

As noted above under "— Overview," our financial information is presented on a predecessor/successor basis, with our affiliate, Hurray! Solutions, as the predecessor.

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004 is based upon our audited historical consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Our revenues increased 131.1% to $53.4 million in 2004 from $23.1 million in 2003. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, increases in our software and system integration services and our 2G services.

2G Services. Revenues from our 2G services increased 11.0% to $14.9 million for 2004 from $13.5 million for 2003, primarily due to the growth in the market of SMS in 2003 and 2004. We did, however, experience a decline in our revenues from 2G services following the first quarter of 2004 due primarily to the overall market shift from 2G to 2.5G services and, to a lesser extent, due to unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies, which have resulted in our having to pay additional charges to the mobile operators, and new billing systems. The decline in revenues from our 2G services following the first quarter of 2004 was partially offset by growth in revenues from our IVR services, which we launched on China Unicom's network in April 2004 and on China Mobile's network in the fourth quarter of 2004. The increase in revenues from 2G services contributed to 4.9% of the increase in total revenues in 2004.

2.5G Services. Revenues from our 2.5G services increased significantly to $28.2 million for 2004 from $4.3 million for 2003, primarily due to an increase in China Unicom's user base, particularly from the third quarter of 2003 when China Unicom's nation-wide WAP portal was launched, and related growth in sales of our services, as well as consolidation of Beijing Enterprise's revenues from the second quarter of 2004 after our acquisition in April 2004. The increase in revenues from 2.5G services contributed to 78.9% of the increase in total revenues in 2004.

Software and System Integration Services. Revenues from our software and system integration services increased 91.4% to $10.3 million for 2004 from $5.4 million for 2003, as we substantially completed implementation of China Unicom's Phase III capacity expansion project and certain provincial level projects in 2004. The Phase III expansion of China Unicom's nation-wide WAP portal expanded the number of users it could support from 1.5 million to 5.0 million. In 2004, we also completed the WAP portals for Henan, Shandong and Zhejiang Provinces. These national and provincial projects constituted $10.3 million of revenues in 2004. The increase in revenues from our software and system integration services contributed to 16.2% of the increase in total revenues in 2004.

Cost of Revenues. Our cost of revenues increased 124.4% to $24.3 million in 2004 from $10.8 million in 2003 due to the increased service fees related to the increases in sales of 2.5G services and, to a lesser extent, increased service fees for our 2G services and costs of our software and system integration services.

2G Services. Our cost of 2G services increased 53.7% to $7.0 million for 2004 from $4.6 million for 2003. This increase resulted primarily from increased levels of service and network fees for 2G services in 2004 compared to 2003. The increase also reflects, to a lesser extent, the cost of purchasing content for our IVR services which were launched in 2004, as well as increased costs incurred to promote our 2G services. The increase in cost of 2G services contributed to 18.3% of the increase in total cost of revenues in 2004.

2.5G Services. Our cost of 2.5G services increased significantly to $11.0 million for 2004 from $2.1 million for 2003, due primarily to increased service and network fees corresponding to the growth in sales of our 2.5G services in 2004 compared 2003. The increase in cost of 2.5G services contributed to 65.9% of the increase in total cost of revenues in 2004.

Software and System Integration Services. Our cost of software and system integration services increased 51.2% to $6.3 million for 2004 from $4.2 million for 2003, due to increased cost of third party hardware and software sold to China Unicom in connection with the implementation of Phase III of its nation-wide WAP portal and certain provincial level projects in 2004, as compared to the lower amount of such costs related to the initial implementation of an interim upgrade of the Phase II stage in 2003. The increase in cost of software and system integration services contributed to 15.8% of the increase in total cost of revenues in 2004.

Gross Profits. Our gross profits increased 137.1% to $29.1 million for 2004 from $12.3 million for 2003, reflecting increased profits from all our business segments, in particular from our 2.5G services. Our gross profit margins increased to 54.5% for 2004 from 53.1% for 2003, due primarily to increased margins from our 2.5G services, which resulted from enhanced economies of scale, and to a lesser extent, from our software and system integration services, which experienced a decrease in low margin third party hardware and software as a percentage of total revenues for 2004 compared to 2003. This increase in gross profit margins in 2004 was offset in part by decreased gross profit margins for our 2G services, which declined from 66.0% in 2003 to 52.8% in 2004.

Operating Expenses. Operating expenses increased 57.8% to $11.6 million for 2004 from $7.3 million for 2003, due primarily to increases in personnel costs related to sales and marketing staff and product development for the growth in sales of our 2.5G services.

Product Development Expenses. Our product development expenses increased 63.3% to $2.2 million in 2004 from $1.4 million in 2003. This increase was primarily due to increased staff cost related to the increased headcount (from 59 to 105) needed for research and development for 2.5G services and our VASPro software.

Selling and Marketing Expenses. Our selling and marketing expenses increased 57.5% to $7.2 million in 2004 from $4.6 million in 2003. This increase was primarily due to increases in staff costs to $6.3 million from $4.4 million as we increased sales and marketing staff (from 206 to 282) to accommodate the growth and expansion of our 2.5G services nation-wide and the implementation of China Unicom's Phase III capacity expansion project for its nation-wide WAP portal. This increase also resulted, to a lesser extent, from an increase in costs of $0.4 million to promote our *Hawa* brand in 2004.

General and Administrative Expenses. Our general and administrative expenses increased 46.8% to $1.8 million in 2004 from $1.2 million in 2003. This increase reflects increased fees for professional services and increased headcount (from 22 to 42) of our administrative staff to support the growth of our business in 2004.

Stock-based Compensation. We incurred stock-based compensation expenses of $0.3 million in 2004 and $0.2 million in 2003. These costs relate to the amortization of stock-based compensation cost arising from options granted to non-employee consultants and a non-employee member of our board of directors in those years.

Income from Operations. As a result of the foregoing, income from operations increased significantly to $17.5 million for 2004 from $4.9 million for 2003.

Interest Expense. Interest expense decreased to $0.3 million for 2004 from $0.4 million for 2003.

Net Income. As a result of the foregoing, net income increased significantly to $17.2 million for 2004 from $4.5 million for 2003.

Deemed Dividends on Series A Convertible Preference Shares. We effected a deemed dividend of $39,917 in 2004 and $0.1 million in 2003 due to the difference between the sale and conversion prices and fair market values of warrants and Series A convertible preference shares that we issued in the first and second quarters of 2003.

Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $17.2 million in 2004, compared to $4.4 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 (Predecessor Except as Indicated)

Revenues. Our revenues increased 120.0% to $23.1 million in 2003 from $10.5 million in 2002. This increase was primarily due to an increase in revenues from our 2G services and revenues from sales of our 2.5G services, the sales of which increased significantly in the second half of 2003.

2G Services. Revenues from 2G services increased 126.5% to $13.5 million in 2003 from $5.9 million in 2002, primarily as a result of the continued overall expansion of the market for our 2G services and migration of our users from per-use purchases of 2G services to subscription purchases. In 2003, revenue from subscription services and per-use services were $11.6 million and $1.9 million, respectively, compared with $1.3 million and $4.6 million, respectively, in 2002. The increase in revenues from 2G services contributed to 59.7% of the increase in total revenues in 2003.

2.5G Services. Revenues from 2.5G services were $4.3 million in 2003 compared to no revenues in 2002, as we launched 2.5G services in late 2002 and commenced billing for the 2.5G services in 2003. Growth in revenues from 2.5G services reflect the nation-wide commercial launch of China Unicom's WAP portal services in July 2003 and the prominent positioning of our services on the menus of services which appear on that portal. The increase in revenues from 2.5G services contributed to 34.0% of the increase in total revenues in 2003.

Software and System Integration Services. Our software and system integration services revenues increased 17.5% to $5.4 million in 2003 from $4.6 million in 2002. This increase was primarily due to ongoing implementation of our services provisioning and management software on China Unicom's nation-wide WAP portal and on several provincial level China Unicom WAP portals. In 2003, we substantially completed implementation of Phase II of China Unicom's nation-wide WAP portal, which expanded the number of users it could support from 0.5 million to 1.5 million, and Guangdong and Jiangsu provincial WAP portals. These national and provincial projects contributed $3.5 million of revenues in 2003. We also provided an interim upgrade of the Phase II platform, which contributed $1.2 million of revenues in 2003, and commenced initial third party hardware and software deliveries in respect to the Phase III expansion to 5 million users, which contributed $0.2 million of revenues in 2003. The increase in revenues from these services contributed to 6.3% of the increase in total revenues in 2003.

Cost of Revenues. Our cost of revenues increased 38.3% to $10.8 million in 2003 from $7.8 million in 2002 primarily due to the increased service fees related to the increase in sales of our 2G and 2.5G services.

2G Services. Cost of 2G services increased 36.4% to $4.6 million in 2003 from $3.4 million in 2002 as a result of the continued increase in our sales of 2G services. During 2003, sales were affected by the continued migration of 2G users from purchasing on a per-use basis to a subscription basis. The increase in cost of 2G services contributed to 40.7% of the increase in total cost of revenues in 2003.

2.5G Services. Cost of 2.5G services was $2.1 million in 2003 compared with no costs in 2002. These costs reflect the launch and expansion of our 2.5G services through China Unicom's nation-wide WAP portal in the second half of 2003 and sales of 2.5G services through several of China Unicom's provincial portals. The costs also reflect the generally higher service fees of our 2.5G services compared to 2G services and network fees, fees paid to content providers in connection with the launch of our 2.5G services on China Unicom's nation-wide WAP portal and depreciation costs related to software and hardware used to provide these services. The increase in cost of 2.5G services contributed to 70.1% of the increase in total cost of revenues in 2003.

Software and System Integration Services. Cost of software and system integration services decreased 7.3% from $4.5 million in 2002 to $4.2 million in 2003 primarily due to the higher percentage of our revenues related to our own software and system integration services in 2003. Our own software and system integration services increased to 33.3% in 2003 from 6.5% in 2002. Our costs related to our own software and system integration services are lower and profit margins higher than those for third party hardware and software. The higher percentage of our own software and services reflects the completion of Phase II and an interim expansion of the Phase II platform. The decrease in the cost of these services helped to offset 10.9% of the increase in total cost of revenues in 2003.

Gross Profit. As a result of the foregoing, our gross profit increased 359.6% to $12.3 million in 2003 from $2.7 million in 2002.

Operating Expenses. Our total operating expenses increased 42.5% to $7.3 million in 2003 from $5.2 million in 2002.

Product Development Expenses. Our product development expenses increased 56.6% to $1.4 million in 2003 from $0.9 million in 2002. This increase was primarily due to increased staff cost related to the increased headcount (from 26 to 59) needed for research and development of 2.5G services and software products and systems.

Selling and Marketing Expenses. Our selling and marketing expenses increased 57.5% to $4.6 million in 2003 from $2.9 million in 2002. This increase was primarily due to increases in staff costs to $4.4 million from $2.7 million as we increased sales and marketing staff (from 130 to 206) to accommodate the growth and expansion of our 2G and 2.5G services nation-wide. Sales and marketing expenses also increased by $0.1 million in connection with the amortization of customer lists of Hurray! Solutions in 2003.

General and Administrative Expenses. Our general and administrative expenses decreased 9.4% to $1.2 million in 2003 from $1.4 million in 2002. This decrease reflects our efforts to limit growth of the non-revenue generating aspects of our business and operations.

Stock-based Compensation. We incurred stock-based compensation expenses of $0.2 million in 2003. These costs relate to the amortization of stock-based compensation cost arising from options granted to non-employee consultants and a non-employee member of our board of directors in 2003. Our predecessor, Hurray! Solutions, did not incur any stock-based compensation expense in 2002. However, Hurray! Holding, which is a successor entity for 2003 and subsequent periods for purposes of our financial statements, incurred stock-based compensation expense of $0.4 million in 2002, which arose from options granted to non-employees.

Income/(Loss) from Operations. As a result of the foregoing, our income from operations was $4.9 million in 2003 compared to a loss of $2.5 million in 2002. Combining the results of Hurray! Solutions (predecessor) and Hurray! Holding (successor) on a pro forma basis, the loss from operations was $2.8 million in 2002.

Interest Expense. Our interest expense, which is related to short-term bank loans, remained relatively unchanged at approximately $0.4 million in 2003 and 2002.

Net Income (Loss). As a result of the foregoing, our net income was $4.5 million in 2003 compared to a net loss of $2.8 million in 2002. Combining the results of Hurray! Solutions (predecessor) and Hurray! Holding (successor) on a pro forma basis, the net loss was $3.2 million in 2002.

Deemed Dividends on Series A Convertible Preference Shares. We effected a deemed dividend of $0.1 million in 2003 due to the difference between the sale and conversion prices and fair market values of warrants and Series A convertible preference shares that we issued in the first and second quarters of 2003. We did not have a deemed dividend in 2002.

Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $4.4 million in 2003 compared with a loss of $2.8 million in 2002. Combining the results of Hurray! Solutions (predecessor) and Hurray! Holding (successor) on a pro forma basis, the net loss attributable to holders of ordinary shares was $3.2 million in 2002.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,		
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars)		
Net cash provided by (used in) operating activities	$ (221)	$ 3,093	$ 15,751
Net cash provided by (used in) investing activities	(397)	1,254	(18,599)
Net cash provided by financing activities	2,375	6,792	406
Net increase (decrease) in cash and cash equivalents	$ 1,757	$ 11,139	$ (2,442)

To date, we have primarily financed our operations through the private placement of equity to investors and our current management, capital contributions, short-term borrowings and cash flow from our operating subsidiaries.

Our net cash provided by operating activities in 2004 was $15.8 million. This was primarily attributable to our net income of $17.2 million, as adjusted for an add-back of $2.0 million in depreciation and amortization as a non-cash item which was offset by a $3.5 million decrease in accounts receivable. Our net cash provided by operating activities in 2003 was $3.1 million. This was primarily attributable to our net income of $4.5 million, as adjusted for a $2.9 million increase in accounts payable and a $2.5 million increase in accrued expenses and other current liabilities which was offset by a $7.9 million decrease in accounts receivable. Our net cash used in operating activities in 2002 was $0.2 million. This was primarily attributable to our net loss of $2.8 million, as adjusted for a $2.5 million increase in accounts payable and a $1.2 million increase in accrued expenses and other current liabilities which was offset by a $2.1 million decrease in accounts receivables. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Net accounts receivable increased from $2.9 million as of December 31, 2002, to $7.9 million as of December 31, 2003 and to $11.9 million as of December 31, 2004. This increase is primarily due to an increase in our revenues and the resulting increase in net accounts receivable at any given point in time. The average collection time for our accounts receivable from 2G and 2.5G services decreased from 61 days in 2002, increased to 63 days in 2003 and decreased to 55 days in 2004, while the average collection time for our accounts receivable from software and system integrations services increased from 130 days in 2002 to 153 days in 2003 and decreased to 114 days in 2004. The decrease in collection time for 2G and 2.5G services in 2002 was primarily due to our increased collection efforts, which decreased our receivables from the mobile operators. The increase in collection time for software and system integration services in 2003 was due to our increased revenues and work in progress. The decrease in collection time for our 2G and 2.5G services and software and system integration services in 2004 was due to our increased collection efforts and, in particular, an increase in accounts receivables from 2.5G services, which generally have a shorter collection time compared to 2G services. Consequently, the average collection time for our combined accounts receivable fluctuated from 85 days in 2002, to 109 days in 2003 and to 67 days in 2004. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue.

Currently, the majority of our net accounts receivable consist of fees due to us from mobile operators pursuant to our network service agreements related to our 2G and 2.5G services. We have entered into separate network service agreements with China Unicom, China Mobile and several of their respective provincial offices. In 2004, the majority of our 2G and 2.5G services revenues were contributed by twelve separate entities of these mobile operators, upon whom we rely for billing and collection services. In the event that the mobile operators or any of their provincial offices should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was $18.6 million in 2004, of which $16.7 million was used in the acquisitions of Beijing Palmsky and Beijing Enterprise in March and April 2004, respectively, net of cash acquired from these two entities in an aggregate amount of $0.9 million. Net cash provided by investing activities was $1.3 million in 2003 compared to net cash used of $0.4 million in 2002. This increase was primarily due to the purchase of additional computer hardware, software and office equipment in connection with the expansion of our 2G and 2.5G services business in 2003. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2003 and 2002 were $1.4 million and $0.4 million, respectively. We spent approximately $1.9 million in capital expenditures in 2004. Our capital expenditures in progress are financed from retained earnings. Our principal capital divestitures are not material. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the Year Ended December 31,		
	2002 (Predecessor)	2003	2004
	(in millions of U.S. dollars)		
Capital expenditures	$ 0.4	$ 1.4	$ 1.9
Capital divestitures	—	—	—

Net cash provided by financing activities was $0.4 million for 2004, mainly reflecting proceeds from the exercise of our warrants and an increase in restricted cash, partially offset by repayments of our short-term loans. Net cash provided by financing activities was $6.8 million in 2003, which primarily represented the proceeds from our issuance of Series A preference shares to investors. In 2002, net cash provided by financing activities was $2.4 million, which represented net proceeds from short-term borrowings and capital contributions. Our net cash provided by financing activities in these periods has been used to finance capital expenditures and other costs and expenses related to our operations.

We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically used derivative instruments to hedge market risks.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent acquisitions of Beijing Enterprise and Beijing Palmsky will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2004, Hurray! Solutions had short-term bank loans with an aggregate principal amount of $2.7 million, with a weighted average interest rate of 5.84% per annum. The principal amounts for these loans were due in full in February 2005 and April 2005, respectively. All of these short-term bank loans were guaranteed by our subsidiary, Hurray! Times, and our affiliated Chinese company, Beijing Network. As of December 31, 2004, we did not have any other indebtedness, and we did not have any material debt securities or material mortgages or liens. In addition, as of December 31, 2004, we did not have any material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

	Payments Due by Period			
	Total	Within 1 year	2006	Thereafter
	(in thousands of U.S. dollars)			
Operating lease commitments	$ 1,441	$ 876	$ 565	$ —
Other contractual commitments	—	—	—	—
Total contractual obligations	$ 1,441	$ 876	$ 565	$ —

Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal independent auditors, for the periods indicated. We did not pay any tax related or other service fees to our auditors during the periods indicated.

	For the Year Ended December 31,		
	2002 (Predecessor)	2003	2004
Audit fees [1]	$ 25,000	$ 35,000	$ 26,510

(1) Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our affiliated Chinese entities to Hurray! Times, and dividends and other distributions paid by Hurray! Times. If any of our subsidiaries or our affiliated Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.

Off-Balance Sheet Arrangements

Except as described above under "— Indebtedness," we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders' equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and interest expense arising from our short-term bank borrowings which we expect to reduce or eliminate with a portion of the proceeds of our initial public offering. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets (other than the proceeds from our initial public offering) and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline.

Between 1999 and 2004, the exchange rate between Renminbi and U.S. dollars has varied by less than one-tenth of one percent. If the Renmnibi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2004 which was used in preparing the Company's audited financial statements as of and for the year ended December 31, 2004, our net asset value, as presented in U.S. dollars, would have been reduced by $398,758 and $1,994,121, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $392,087 and $1,987,450, respectively. We cannot predict at this time what will be the long-term effect of the Chinese government's decision to tie the Renminbi to a basket of currencies, rather than just to the U. S. dollar.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China's overall national inflation rate, as measured by the general consumer price index, was approximately 3.9%,1.2% and (0.8)% in 2004, 2003 and 2002, respectively.

Taxation

Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiary, Hurray! Times. Chinese foreign invested enterprises are generally subject to a 30.0% state enterpris e income tax, and a 3.0% local enterprise income tax. However, Hurray! Times, as well as Hurray! Solutions (and our other affiliated companies in China), have recently obtained approval from the Chinese government authorities to be classified as "high technology" companies. This classification entitles Hurray! Times to a three-year exemption from enterprise income tax commencing in 2003, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter.

Our five affiliated Chinese entities are generally subject to a 33.0% enterprise income tax. However, Hurray! Solutions and our other affiliated companies in China are also classified as "high technology" companies and receive a three-year income tax exemption, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. The three year income tax exemption commenced in 2000 for Hurray! Solutions, 2002 for WVAS Solutions, 2003 for Beijing Cool Young, 2003 for Beijing Network, and 2003 for Beijing Palmsky. The earnings of our five affiliated Chinese entities are passed on to Hurray! Times pursuant to various services agreements.

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30.0% state enterprise income tax and 3.0% local enterprise income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from our wholly owned subsidiary, Hurray! Times, to our company are exempt from Chinese withholding tax.

Our wireless value-added services revenues are subject to a 3% business tax and our software and system integration services revenues are subject to a value-added tax at the rate of 17%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Hurray! Solutions and our other Chinese affiliates are subject to a 5.0% business tax.

Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $4.1 million and $2.9 million as of December 31, 2003 and 2004, respectively, for enterprise income tax purposes, all of which will expire in 2007. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.3 million and $0.4 million as of December 31, 2003 and 2004, respectively. We cannot, however, conclude at this time that it is more likely than not that Hurray! Solutions and other affiliated Chinese entities will record sufficient net income within the carry forward period to realize the full tax benefit of these past net losses. As a result, we have provided a full valuation allowance against Hurray! Solutions' and other affiliated Chinese entities' gross deferred tax assets as of December 31, 2002, 2003 and 2004.

Hurray! Technologies (HK) Ltd., ("Hurray! Technologies"), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Hurray! Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.

Recently Issued Accounting Standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the Emerging Issue Task Force ("EITF") reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. We have adopted EITF No. 00-21, and it did not have a material impact on our financial position, cash flows or results of operations.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on our financial position, cash flows or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No.

148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, we have elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending after December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless we have a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. We have adopted the provisions of FIN 46 (revised) from January 1, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares (excluding certain financial instruments indexed partly to the issuer's equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.

INDEX TO FINANCIAL STATEMENTS

HURRAY! HOLDING CO., LTD. AND PREDECESSOR ENTITY-HURRAY! SOLUTIONS LTD.

HURRAY! HOLDING CO., LTD.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hurray! Holding Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries (the "Company") at December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2003 and 2004 and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China
January 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hurray! Solutions Ltd.:

We have audited the accompanying consolidated balance sheet of Hurray! Solutions Ltd. and its subsidiaries (the "Company") at December 31, 2002 and the related consolidated statements of operations, shareholders' deficiency and comprehensive loss, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Co mpany Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Solutions Ltd. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China
April 15, 2004

HURRAY! HOLDING CO., LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,			
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004	2004
				Pro forma (unaudited) (Note 3)
	(in U.S. dollars, except share data)			
Assets				
Current assets:				
Cash and cash equivalents	$ 3,493,070	$ 11,151,364	$ 8,713,697	$ 8,713,697
Restricted cash	1,510,154	1,510,263	—	—
Accounts receivable, net of allowance of $Nil, $Nil and $12,384 as of December 31, 2002, 2003 and 2004	2,936,550	7,891,521	11,882,993	11,882,993
Prepaid expenses and other current assets	197,107	227,769	2,132,956	2,132,956
Amounts due from related parties	131,905	—	—	—
Total current assets	8,268,786	20,780,917	22,729,646	22,729,646
Investment in an affiliate	217,000	—	—	—
Deposits	42,661	159,915	265,847	265,847
Property and equipment, net	1,028,350	1,897,032	2,616,983	2,616,983
Acquired intangible assets, net	212,932	70,982	439,565	439,565
Goodwill	—	3,949,800	20,411,784	20,411,784
Total assets	$ 9,769,729	$ 26,858,646	$ 46,463,825	$ 46,463,825
Liabilities and shareholders' equity (deficiency)				
Current liabilities:				
Short-term borrowings	$ 6,161,429	$ 6,765,976	$ 2,658,128	$ 2,658,128
Accounts payable	3,110,450	2,880,160	3,335,493	3,335,493
Accrued expenses and other current liabilities	2,416,555	2,518,360	2,749,538	2,749,538
Amounts due to related parties	715,056	—	—	—
Total current liabilities	12,403,490	12,164,496	8,743,159	8,743,159
Commitments and contingencies (Note 18)				
Shareholders' equity (deficiency):				
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil, 12,347,966 and 16,924,497 shares issued and outstanding as of December 31, 2002, 2003 and 2004, respectively; liquidation value $12,000,000)	—	12,348	16,925	—
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; nil, 1,176,000,000 and 1,186,672,000 shares issued and outstanding as of December 31, 2002, 2003 and 2004, respectively); (1,525,161,940 shares issued and outstanding on a pro forma basis at December 31, 2004)	—	58,800	59,334	76,259
Warrants	—	2,287,966	—	—
Subscription receivable	—	(50,880)	(50,880)	(50,880)
Additional paid-in capital	7,342,236	8,310,939	16,416,197	16,416,197
Retained earnings (accumulated deficiency)	(9,976,099)	4,079,725	21,279,775	21,279,775
Accumulated other comprehensive income (loss)	102	(4,748)	(685)	(685)
Total shareholders' equity (deficiency)	(2,633,761)	14,694,150	37,720,666	37,720,666
Total liabilities and shareholders' equity (deficiency)	$ 9,769,729	$ 26,858,646	$ 46,463,825	$ 46,463,825

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
	(in U.S. dollars, except share data)		
Revenues:			
2G services	$ 5,948,418	$ 13,470,693	$ 14,946,274
2.5G services	—	4,288,907	28,227,033
Software and system integration services	4,564,352	5,363,668	10,267,050
Total revenues	10,512,770	23,123,268	53,440,357
Cost of revenues:			
2G services	3,363,104	4,586,258	7,049,848
2.5G services	—	2,105,916	11,003,395
Software and system integration services	4,477,592	4,150,994	6,276,761
Total cost of revenues	7,840,696	10,843,168	24,330,004
Gross profit	2,672,074	12,280,100	29,110,353
Operating expenses:			
Product development	878,192	1,375,484	2,246,108
Selling and marketing	2,907,662	4,578,231	7,211,959
General and administrative	1,369,999	1,240,573	1,820,878
Stock-based compensation *	—	153,556	281,186
In-process research and development	—	—	36,000
Total operating expenses	5,155,853	7,347,844	11,596,131
Income (loss) from operations	(2,483,779)	4,932,256	17,514,222
Interest expense, net	357,465	386,434	274,255
Net income (loss)	(2,841,244)	4,545,822	17,239,967
Deemed dividends on Series A convertible preference shares	—	(113,333)	(39,917)
Income (loss) attributable to holders of ordinary shares	$ (2,841,244)	$ 4,432,489	$ 17,200,050
Income per share, basic		$ 0.00	$ 0.01
Income per share, diluted		$ 0.00	$ 0.01
Shares used in calculating basic income per share		1,088,810,959	1,208,512,142
Shares used in calculating diluted income per share		1,343,606,622	1,572,887,775
Pro forma basic income per share (unaudited) (Note 3)		$ 0.00	$ 0.01
Pro forma diluted income per share (unaudited) (Note 3)		$ 0.00	$ 0.01
Shares used in calculating pro forma basic income per share (unaudited) (Note 3)		1,252,210,071	1,523,904,733
Shares used in calculating pro forma diluted income per share (unaudited) (Note 3)		1,343,606,622	1,572,887,775
* Stock-based compensation related to:			
Product development		$ 16,628	$ 60,140
Selling and marketing		115,765	221,046
General and administrative		21,163	—
Total		$ 153,556	$ 281,186

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME (LOSS)

	Series A convertible preference shares		Ordinary shares					Retained	Accumulated	Total	
	Shares	Amount	Shares	Amount	Warrants	Subscription receivable	Additional paid-in capital	earnings (accumulated deficiency)	other comprehensive income (loss)	shareholders' equity (deficiency)	Comprehensive income (loss)
	(in U.S. dollars, except share data)										
Predecessor Entity — Hurray! Solutions Ltd.:											
Balance as of December 31, 2001	—	$ —	—	$ —	$ —	$ —	$ 6,802,159	$ (7,134,855)	$ (339)	$ (333,035)	
Capital contributions	—	—	—	—	—	—	1,065,655	—	—	1,065,655	
Capital repurchase	—	—	—	—	—	—	(241,645)	—	—	(241,645)	
Deemed dividend	—	—	—	—	—	—	(283,933)	—	—	(283,933)	
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	441	441	$ 441
Net loss	—	—	—	—	—	—	—	(2,841,244)	—	(2,841,244)	(2,841,244)
Balance as of December 31, 2002	—	$ —	—	$ —	$ —	$ —	$ 7,342,236	$ (9,976,099)	$ 102	$ (2,633,761)	$ (2,840,803)
Hurray! Holding Co., Ltd.:											
Balance as of January 1, 2003	—	$ —	734,000,000	$ 36,700	$ —	$ (35,000)	$ 1,203,630	$ (352,764)	$ (1,074)	$ 851,492	
Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	—	6,220	
Issuance of Series A convertible preference shares (net of share issuance costs of $309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	—	7,690,934	
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	—	153,556	
Capital Contribution	—	—	—	—	—	—	1,449,800	—	—	1,449,800	
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	—	—	
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,674)	(3,674)	$ (3,674)
Net income	—	—	—	—	—	—	—	4,545,822	—	4,545,822	4,545,822
Balance as of December 31, 2003	12,347,966	12,348	1,176,000,000	58,800	2,287,966	(50,880)	8,310,939	4,079,725	(4,748)	14,694,150	$ 4,542,148
Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise (see Note 2)	—	—	53,360,780	2,668	—	—	7,499,799	—	—	7,502,467	
Repurchase of ordinary shares related to acquisition of Beijing Enterprise (see Note 2)	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	—	(6,000,000)	
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	—	3,999,955	
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	—	(1,122)	
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	—	281,186	
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—	—	
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,063	4,063	$ 4,063
Net income	—	—	—	—	—	—	—	17,239,967	—	17,239,967	17,239,967
Balance as of December 31, 2004	16,924,497	$ 16,925	1,186,672,000	$ 59,334	$ —	$ (50,880)	$ 16,416,197	$ 21,279,775	$ (685)	$ 37,720,666	$ 17,244,030

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
	(in U.S. dollars, except share data)		
Operating activities:			
Income (loss) attributable to holders of ordinary shares	$ (2,841,244)	$ 4,432,489	$ 17,200,050
Deemed dividends on Series A convertible preference shares	—	113,333	39,917
Net income (loss)	(2,841,244)	4,545,822	17,239,967
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Stock-based compensation	—	153,556	281,186
Depreciation and amortization	793,764	1,133,984	1,986,416
Bad debt provision	—	—	12,384
In-process research and development	—	—	36,000
Loss on disposal of property and equipment	33,879	20,515	34,051
Changes in assets and liabilities:			
Accounts receivable	(2,134,655)	(7,891,521)	(3,513,973)
Prepaid expenses and other current assets	229,065	(107,619)	4,878
Deposits	7,118	(159,915)	(71,444)
Accounts payable	2,501,261	2,880,160	407,775
Accrued expenses and other current liabilities	1,189,603	2,518,360	(666,080)
Net cash provided by (used in) operating activities	(221,209)	3,093,342	15,751,160
Investing activities:			
Purchase of subsidiaries, net of cash acquired of $921,914	—	—	(16,727,447)
Net liabilities assumed from Hurray! Solutions Ltd	—	2,633,761	—
Purchases of property and equipment	(440,958)	(1,388,217)	(1,871,335)
Proceeds from disposal of property and equipment	43,758	8,791	—
Net cash provided by (used in) investing activities	(397,200)	1,254,335	(18,598,782)
Financing activities:			
(Increase) Decrease in restricted cash	(44,093)	(1,510,263)	1,510,263
Proceeds from the issuance of ordinary shares	—	6,220	—
Proceeds from the issuance of Series A convertible preference shares	—	7,690,934	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Deferred offering costs	—	—	(995,356)
Capital contributions	1,065,655	—	—
Capital repurchases	(241,645)	—	—
Proceeds from exercise of warrants to purchase Series A convertible preference shares	—	—	3,999,955
Advances from a related party	715,056	—	—
Repayments of advances to related parties	156,103	—	—
Proceeds from short-term borrowings	6,161,429	604,547	—
Repayments of short-term borrowings	(5,437,015)	—	(4,107,848)
Net cash provided by financing activities	2,375,490	6,791,438	405,892
Net increase (decrease) in cash and cash equivalents	1,757,081	11,139,115	(2,441,730)
Cash and cash equivalents, beginning of year	1,735,548	15,923	11,151,364
Effect of exchange rate changes	441	(3,674)	4,063
Cash and cash equivalents, end of year	$ 3,493,070	$ 11,151,364	$ 8,713,697
Supplemental disclosure of cash flow information			
Interest paid	$ 369,501	$ 389,673	$ 247,213
Income taxes paid	$ —	$ —	$ —
Supplemental disclosure of non-cash financing activities:			
Intangible asset contributed by an investor	$ —	$ —	$ —
Deemed dividend	$ 283,933	$ —	$ —
Ordinary shares issued to investors for subscription receivable	$ 35,000	$ 15,880	$ —
Equipment contributed to an affiliate	$ 348,905	$ —	$ —
Net assets acquired from subsidiaries (including intangible assets of $1,055,000 and goodwill of $16,461,761)	$ —	$ —	$ 19,151,828

The accompanying notes are an integral part of these consolidated financial statements.

(in U.S. dollars, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Solutions Ltd. ("Hurray! Solutions"), a variable interest entity and predecessor to Hurray! Holding Co., Ltd. (the "Company"), was established on September 21, 1999 in the People's Republic of China (the "PRC") as a domestic limited liability company with an initial operating period of twenty years. Hurray! Solutions provides wireless value-added services delivered through 2.5G and 2G technology platforms and is legally owned by Mr. Wang Qindai ("Mr. Wang"), the Company's president and chief executive officer, and Mr. Songzuo Xiang, a director of the Company. The Company's other affiliated Chinese entities are owned by several other PRC citizens.

The Company and its consolidated subsidiaries provide wireless value-added services to mobile phone users delivered over the networks of mobile operators in the PRC and software and system integration services to a major Chinese mobile operator. The Company specializes in the development, marketing and distribution of consumer wireless value-added services and of mission critical mobile Internet management software systems to the mobile operators.

The Company was incorporated under the laws of the Cayman Islands on April 23, 2002. At the same time, the Company established Hurray! Times Communications (Beijing) Ltd. ("Hurray! Times"), a joint venture under the laws of the PRC, with Hurray! Solutions. Hurray! Times was converted into a wholly foreign owned enterprise in February 2003 under the laws of the PRC with an operating period of thirty years.

PRC regulations restrict direct foreign ownership of telecommunication service businesses in the PRC. In order to comply with these regulations while allowing foreign indirect participation, the Company conducts substantially all of its business through its variable interest entities: Hurray! Solutions, Beijing Cool Young Information Technology Co., Ltd ("Beijing Cool Young"), Beijing WVAS Solutions Ltd. ("WVAS Solutions"), Beijing Enterprise Network Technology Co. Ltd. ("Beijing Network") and Beijing Palmsky Technology Co., Ltd. ("Beijing Palmsky").

Beijing Network was established on October 11, 2002 under the laws of the PRC with an operating period of 20 years and acquired by the Company in April 2004. In July 2004, Hurray! Solutions transferred its equity interest in Beijing Network to two PRC citizens. Beijing Palmsky was established on March 20, 2003 under the laws of the PRC with an operating period of 20 years and acquired by the Company in March 2004. In August 2004, Hurray! Solutions transferred its equity interest in Beijing Palmsky to two PRC citizens.

Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky (collectively "the Variable Interest Entities") entered into various agreements with the Company, including domain name and license agreements and an exclusive cooperation agreement. Under these agreements, the Variable Interest Entities have the exclusive right to use certain domain and trade names of the Company, and the Company, through Hurray! Times, is the exclusive provider of technical and consulting services to the Variable Interest Entities. In return, the Variable Interest Entities are required to pay the Company licensing and service fees for the use of each domain name, trade name and for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at the Company's discretion depending on the level of service provided. The Company is entitled to receive service fees in an amount up to all of the net income of the Variable Interest Entities. The Company has also provided guarantees for bank credit facilities of $12,082,256 (RMB100 million) for Hurray! Solutions to satisfy its ongoing business requirements.

In addition, the Company has been assigned all voting rights by the direct and indirect owners of the Variable Interest Entities through an agreement valid for ten years that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of the Variable Interest Entities.

The Company is the sole beneficiary of the Variable Interest Entities because all the variable interests are held by the Company and its related parties. The agreements described above provided for effective control of Hurray! Solutions to be transferred to the Company at January 1, 2003. Neither the Company nor Hurray! Times had any operating activity prior to entering into these agreements with Hurray! Solutions. As a result, the consolidated financial statements reflect the consolidation of Hurray! Solutions from January 1, 2003 and the consolidation of Beijing Network and Beijing Palmsky since they were acquired by the Company.

(in U.S. dollars, unless otherwise stated)

2. ACQUISITIONS

(a) On March 31, 2004, Hurray! Solutions acquired certain assets of Beijing Palmsky, a wireless interactive entertainment, media and community value-added services provider in exchange for cash of $529,623 and 10,672,000 ordinary shares having a value of $1,502,467. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The aggregate purchase price of $2,032,090 consisted of the following:

Cash consideration	$ 529,623
Value of the ordinary shares issued	1,502,467
	$ 2,032,090

Purchase price allocation:

		Amortization period
Net tangible assets acquired	$ 377,087	
Intangible assets:		
Software	245,000	1 to 5 years
Telecommunication value-added service license	42,000	4.5 years
In-process technology	36,000	None
Non-compete agreement	1,000	2 years
Goodwill	1,331,003	
Total	$ 2,032,090	

The Company recorded a charge of $36,000 at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain. The conclusion that the in-process development effort, or any material sub-component, had no alternative future use was reached in consultation with the Company's management and Beijing Palmsky's management.

(b) In April 2004, the Company acquired all of the outstanding common stock of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively "Beijing Enterprise"), providers of wireless interactive entertainment, media and community value-added services, in exchange for $12,421,091 cash and 42,688,780 ordinary shares having a value of $6,000,000.

If the Company fails to complete its initial public offering by September 30, 2004, the Company is committed to repurchase 50% of the ordinary shares for cash consideration of $3 million, and if the Company fails to complete its initial public offering by December 31, 2004, the Company is committed to repurchase the remaining 50% of the ordinary shares for additional cash consideration of $3 million. If the fair value of the ordinary shares issued for this acquisition fails to reach $6 million upon the initial public offering, the Company must pay the difference between the value upon the initial public offering and $6 million within 5 business days after the initial public offering. Following an amendment to the acquisition agreement dated November 4, 2004, the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000. The repurchase reduced the purchase price and goodwill by $1,500,000.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The aggregate purchase price of $17,119,738, including transaction costs of $198,647, is allocated as follows:

Purchase price allocation:

		Amortization period
Net tangible assets acquired	$ 1,257,980	

(in U.S. dollars, unless otherwise stated)

Intangible assets:		
Customer base	623,000	1 year
Non-compete agreement	57,000	2 years
Software content technology	19,000	3 months
Telecommunication value-added service license	17,000	3.5 years
Network service agreement	15,000	1 year
Goodwill	15,130,758	
Total	$ 17,119,738	

(c) In January 2003, the Financial Accounting Standard Board ("FASB") issued Financial Interpretation ("FIN") No. 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised), which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company has allocated the assumed net liabilities as follows:

		Amortization period
Liabilities assumed	$ 2,846,693	
Recorded acquired intangible assets	$ 212,932	
Customer base	133,761	1 year
Goodwill	2,500,000	
Total	$ 2,846,693	

(d) In February 2003, the Company's shareholders purchased the entire interest of investors in Hurray! Solutions, who were the only investors in Hurray! Solutions that did not also have proportionate shareholdings in the Company. The consideration of $1,449,800 was paid in cash through a series of transactions designed to comply with PRC regulations. The Company's shareholders contributed the minority interests acquired to the Company. Since the Company is the benefactor of the acquisition, it has been accounted for as a minority interest acquisition and shareholder contribution. This per share price represents the cash paid by the shareholders of Hurray! Holding for the minority interests in Hurray! Solutions. These minority interests were contributed by such shareholders to the Company in exchange for the right to purchase these ordinary shares of the Company. The Company issued 442,000,000 additional shares at $0.003 per share to all of its shareholders in proportion to the cash each shareholder contributed. The value of the minority interest in Hurray! Solutions at the time of the acquisition was zero. Because all assets had been recorded at fair value as a result of the initial application of FIN 46 (revised) on January 1, 2003, the entire consideration was recorded as goodwill.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and variable interest entities, Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network and Beijing Palmsky. All inter-company transactions and balances have been eliminated upon consolidation. The equity interests in variable interest entities which are not directly owned by the Company have been recorded in additional paid-in capital because the Company controls the voting rights and the economic benefits attributable to these interests. The Company has elected to apply FIN 46 (revised) and consolidate its variable interest entity, Hurray! Solutions, from January 1, 2003.

(in U.S. dollars, unless otherwise stated)

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d) Restricted cash

Restricted cash represents a U.S. dollar bank account used to partially secure the short-term bank borrowings of the Company. Due to the PRC's foreign exchange restrictions, Hurray! Solutions was unable to hold a U.S. dollar bank account. Accordingly, Wang, a shareholder of the Company, held the cash balance on behalf of Hurray! Solutions. In 2004, the Company converted the U.S. dollar cash balance into RMB, allowing the Company to hold the RMB cash balance directly, and the related bank loan was repaid.

(e) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include useful lives for plant and equipment, accruals for revenue adjustments, other liabilities, deferred taxes and stock-based compensation.

(f) Significant risks and uncertainties

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile operators; and risks associated with the Company's ability to attract and retain employees necessary to support its growth.

(g) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunication equipment	3 years
Leasehold improvements	Over the lease term

(h) Acquired intangible assets, net

Acquired intangible assets consist of wireless value-added service technology (VASPANA Mobile Value Added Service Platform) and intangible assets acquired from Beijing Palmsky and Beijing Enterprise as described in Note 2, which are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets' useful lives. Accumulated amortization was $212,932, $488,652 and $1,139,310 at December 31, 2002, 2003 and 2004, respectively. The Company will record amortization expense of $252,849, $66,205, $57,745, $51,590 and $11,176 in the years ended 2005 through 2009, respectively.

(i) Goodwill

Beginning in 2002, with the adoption of SFAS 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, but instead tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. SFAS No. 142 requires the Company to complete a two-step

(in U.S. dollars, unless otherwise stated)

goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Upon the initial adoption, any impairment loss identified will be presented as a change in accounting principle, net of applicable income tax benefit, and recorded as of the beginning of that year. Subsequent to the initial adoption, any impairment loss recognized would be recorded as a charge to income from operations.

The Company performed the annual impairment test as of January 31, 2004 and there was no event as of December 31, 2004 that reduced the fair value of the Company's reporting unit below the goodwill and intangible assets carrying amounts. Management will perform the annual goodwill impairment test as of January 31, 2005 to determine if there is any goodwill impairment.

As of December 31, 2002, 2003 and 2004, the Company had a goodwill balance of $nil, $3,949,800 and $20,411,784, respectively, which is not deductible for tax purposes and has been allocated to the wireless value-added services reporting segment.

(j) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(k) Revenue recognition and cost of revenues

Wireless value-added services

Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone customers of the various subsidiaries of two Chinese mobile operators, China United Telecommunications Corporation ("China Unicom") and China Mobile Communications Corporation ("China Mobile") and their subsidiaries (collectively the "Mobile Operators"). Fees, negotiated by a network service agreement with the Mobile Operators and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed net of business taxes of $116,000, $468,000 and $1,149,873 for 2002, 2003 and 2004, respectively.

The Company contracts with the Mobile Operators for the transmission of wireless services as well as for billing and collection services. The Mobile Operators provide the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company's revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

The Company's financial statements through December 31, 2003 reflect the Company's actual revenues as they appear on the Mobile Operators' statements. For the year ended December 31, 2004, the Company recognized approximately 5% of its 2G services on an estimated basis. With respect to the Company's 2.5G services, the Mobile Operators allow the

Company limited access to their transmission and billing system information to monitor if the Company's services are actually delivered and paid for, which information the Company then uses to reconcile to its own internal records. In addition, the Mobile Operators in general provide the Company with monthly statements within a reasonable period after month end. Accordingly, the amount of estimated revenues for 2.5G services for the year ended December 31, 2004 and in future periods is insignificant.

The Company measures its revenues based on the total amount paid by mobile phone customers, for which the Mobile Operators bill and collect on the Company's behalf. Accordingly, the service fee paid to the Mobile Operators is included in the cost of revenues. In addition, in respect of 2G services, the Mobile Operators charge the Company a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees are likewise retained by the Mobile Operators and are reflected as cost of revenues.

The Company evaluates the criteria outlined in Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting the fees charged by the Mobile Operators. The Company records the gross amounts billed to its mobile phone customers, as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications, selection of suppliers, and bears credit risk relating to their transactions.

Software and system integration services

Software and system integration services are a total customized solution, which includes software license fees, system design, planning, consulting and integration, and in some cases hardware products and require significant modification and customization to meet the customers specifications outlined in the revenue contract. Revenue from software and system integration services is recognized on the percentage-of-completion method in accordance with Statement of Position ("SOP") 81-1 based upon where the Company stands as to its stage of completion allowing for adjustments for any losses on the contract relating to overruns, except for revenues associated with the procurement of hardware which are recognized upon delivery. Provisions for estimated losses on contracts are made in the period in which the anticipated losses become known. Actual costs and gross margins on such contracts could differ from management's estimates, and such differences could be material to the consolidated financial statements. The Company has segmented the revenue generated from the sale of hardware products from the remaining software and system integration services as required under the provisions of SOP 81-1. The Company submits separate proposals for each of the deliverables and the customer may accept the software and integration services without accepting the hardware. Values assigned to the hardware revenue segments is based on negotiated prices with the customers.

The Company evaluates the criteria outlined in EITF Issue 99-19, "Reporting Revenue Gross as Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of hardware revenues and related costs or the net amount earned after deducting the amounts paid to the supplier. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications and selection of suppliers and bears inventory and credit risk relating to the transaction.

(l) Foreign currency translation

The Company uses the United States dollar ("U.S. dollar") as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollars during the year are converted into US dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company's subsidiaries are maintained in Renminbi ("RMB"), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are

(in U.S. dollars, unless otherwise stated)

translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income (loss) in the statements of shareholders' equity (deficiency).

RMB is not fully convertible into U.S. dollars. The rate of exchange quoted by the Bank of China on December 31, 2004 was USD 1.00 = RMB 8.2765 (8.2773 and 8.2767 at December 31, 2002 and 2003, respectively).

(m) Product development expenses

Product development expenses consist of content development expenses including compensation and related costs for employees associated with the development and programming of mobile data content and costs for the development of new software products and substantial enhancements to existing software products. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

(n) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(o) Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders' equity (deficiency).

(p) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued liabilities and other current liabilities approximate their fair values due to their short-term maturities.

(q) Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $115,493, $276,232 and $361,923 in 2002, 2003 and 2004, respectively, and have been included in selling and marketing expenses.

(r) Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using their estimated fair values.

Had compensation cost for options granted to employees under the Company's stock option plans been determined based on the fair values at the grant dates, the Company's pro forma income would have been as follows:

(in U.S. dollars, unless otherwise stated)

	Year ended December 31,	
	2003	2004
Income attributable to ordinary shareholders as reported	$ 4,432,489	$ 17,200,050
Add: Employee stock compensation as reported	—	—
Less: Employee stock compensation determined using the fair value method	(114,670)	(689,087)
Pro forma income attributable to ordinary shareholders	$ 4,317,819	$ 16,510,963
Basic income per share:		
As reported	$ 0.00	$ 0.01
Pro forma	0.00	0.01
Diluted income per share:		
As reported	0.00	0.01
Pro forma	0.00	0.01

The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes Option Pricing model with the following assumptions used for grants during the applicable period.

	Year ended December 31,	
Option Grants	2003	2004
Average risk-free rate of return	3.54%	3.36%-3.45%
Weighted average expected option life	4 years	4 years
Volatility rate	95%	95%
Dividend yield	0%	0%

(s) Income per share

Basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(t) Segment reporting

The Company operates and manages its business in two segments, which are wireless value-added services and software and system integration services. The wireless value-added services currently consist of 2G services and 2.5G services.

The Company generates its revenues solely in the PRC, and accordingly, no geographical information is provided.

(u) Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting

(in U.S. dollars, unless otherwise stated)

policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares (excluding certain financial instruments indexed partly to the issuer's equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, cash flows or results of operations.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Company's financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46(revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company has adopted the provisions of FIN 46 (revised) from January 1, 2003.

In November 2002, the EITF reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Company has adopted EITF No. 00-21 and it did not have a material impact on the Company's financial position, cash flows or results of operations.

(in U.S. dollars, unless otherwise stated)

(v) Unaudited pro forma information

The unaudited pro forma balance sheet information as of December 31, 2004 assumes the conversion upon the completion of the initial public offering of all Series A convertible preference shares outstanding as of December 31, 2004 into ordinary shares.

(w) Unaudited pro forma income per share

Pro forma basic and diluted income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of all outstanding Series A convertible preference shares.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of:

	December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
Billed receivables	$ 2,899,712	$ 6,953,551	$ 10,965,074
Unbilled receivables	36,838	937,970	917,919
	$ 2,936,550	$ 7,891,521	$ 11,882,993

Unbilled receivables represent amounts earned under software and system integration service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time or completion of the projects. The Company anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet date.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
Staff advances and other receivables	$ 182,738	$ 32,681	$ 66,195
Advances to suppliers	3,378	147,226	121,333
Deferred offering costs	—	—	1,524,006
Prepaid expenses	10,991	47,862	421,422
	$ 197,107	$ 227,769	$ 2,132,956

6. RELATED PARTY BALANCES AND TRANSACTIONS

Details of amounts due from and to related parties as of December 31, 2002, 2003 and 2004 are as follows:

(a) Amounts due from related parties, which were non-interest bearing, unsecured and had no specific terms of repayment, consist of the following:

(in U.S. dollars, unless otherwise stated)

	December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
Hurray! Times	131,905	—	—
	$ 131,905	$ —	$ —

(b) Amounts due to related parties, which were non-interest bearing, unsecured and repayable on demand, consist of the following:

	December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
Hurray! Times	715,056	—	—
	$ 715,056	$ —	$ —

(c) In 2002, Hurray! Solutions restructured its advance to Bit Tech, an investor of Hurray! Solutions, of $888,046. Hurray! Solutions agreed with Bit Tech and Hua Wei Si Technical Development Co., Ltd ("Hua Wei Si"), a company related to Bit Tech, that Hurray! Solutions would transfer the entire amount of the advance from Bit Tech to Hua Wei Si in repayment of Hurray! Solutions' amounts due to Hua Wei Si of $604,113. The resulting difference of $283,933 was recorded as a deemed dividend.

(d) At December 31, 2002, Bit Tech had partially guaranteed Hurray! Solutions' short-term bank borrowings. Bit Tech had guaranteed $4,641,610 of the $6,161,429 outstanding short-term bank borrowings in 2002.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of:

	December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
Furniture and office equipment	$ 741,052	$ 1,245,876	$ 2,284,581
Motor vehicles	106,159	89,314	165,889
Telecommunication equipment	1,174,760	2,156,813	2,954,629
Leasehold improvements	—	180,152	321,946
	2,021,971	3,672,155	5,727,045
Less: accumulated depreciation and amortization	(993,621)	(1,775,123)	(3,110,062)
	$ 1,028,350	$ 1,897,032	$ 2,616,983

8. SHORT-TERM BORROWINGS

At December 31, 2002, short-term bank loans consisted of four bank loans of $2,174,622, $1,449,748, $1,328,936 and $1,208,123, repayable on May 23, 2003, May 29, 2003, March 10, 2003 and June 11, 2003 and bore interest at 5.84%, 5.84%, 5.04% and 5.04% per annum, respectively.

(in U.S. dollars, unless otherwise stated)

At December 31, 2003, short-term bank loans consisted of five bank loans of $2,174,779, $1,449,852, $1,329,031, $1,208,210 and $604,104, repayable on February 23, 2004, April 18, 2004, March 10, 2004, April 21, 2004 and January 15, 2004 and bore interest at 5.84%, 5.84%, 5.31%, 5.84% and 5.84% per annum, respectively.

At December 31, 2004, short-term bank loans consisted of three bank loans of $604,120, $845,768 and $1,208,240, repayable on February 4, 2005, April 19, 2005 and April 21, 2005, respectively, and bore interest at 5.84%.

Short-term bank loans of $4,641,610 in 2002 were guaranteed by Bit Tech, a former shareholder of Hurray! Solutions. Short-term bank loans of $5,436,945 and $2,658,128 as of December 31, 2003 and 2004, respectively, were guaranteed by Hurray! Times and Beijing Network. The balance of the loans, $1,519,819, $1,329,031 and $nil as of December 31, 2002, 2003 and 2004, respectively, was guaranteed by Wang, a shareholder of the Company, with a pledge of restricted cash as disclosed in Note 3(d). These guarantees were provided at no cost to the Company.

Interest expense and the average interest rate for 2002, 2003 and 2004 were $369,702 and 5.44%, $389,673 and 5.73%, and $312,440 and 5.84%, respectively.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
Accrued payroll	$ 759,433	$ 1,027,822	$ 452,582
Value-added tax payable	403,467	595,665	875,479
Other accrued expenses	932,527	419,984	888,797
Accrued welfare benefits	292,880	282,078	249,404
Business tax payable	19,601	119,730	208,647
Other taxes payable	8,647	73,081	74,629
	$ 2,416,555	$ 2,518,360	$ 2,749,538

The Company's PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from procurement of hardware on behalf of customers and revenues from software and system integration services. Value-added tax payable on revenues is computed net of value-added tax paid on purchases.

The Company's PRC subsidiaries are also subject to business tax at a rate of 3% on wireless value-added services revenues.

10. INCOME TAXES

The Company is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws"). Pursuant to the PRC Income Tax Laws, foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on the PRC taxable income. However, preferential tax treatment of Hurray! Times and the Company's variable interest entities in the PRC as "high technology" companies has been agreed with the relevant tax authorities, and accordingly, they are entitled to a tax rate of 15%. In addition, they are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC. These preferential tax arrangements will expire at various dates between 2005 and 2008.

The principal components of the deferred tax assets are as follows:

(in U.S. dollars, unless otherwise stated)

	December 31,		
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
Deferred tax assets:			
Net operating loss carry forwards	$ 460,897	$ 310,605	$ 439,729
Depreciation and amortization	6,006	77,943	234,125
Deferred tax assets	466,903	388,548	673,854
Valuation allowance	(466,903)	(388,548)	(673,854)
Deferred tax assets, net	$ —	$ —	$ —

A reconciliation between statutory income tax rate and the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2002 (Predecessor Entity —Hurray! Solutions Ltd.)	2003	2004
Statutory tax rate	15.0%	15.0%	15.0%
Effect of tax holiday	—	(7.5%)	(7.5%)
Non-deductible stock-based compensation	—	0.3%	0.1%
Other non-deductible expenses / non-taxable income	—	(6.1%)	(9.3%)
Change in valuation allowance	(15.0%)	(1.7%)	1.7%
Effective tax rate	—	—	—

At December 31, 2004, tax loss carry forwards amounted to approximately $2.9 million, $2.0 million of which will expire in 2007 and $0.9 million will expire in 2009. A valuation allowance of $466,903, $388,548 and $673,854 has been established as of December 31, 2002, 2003 and 2004, respectively, as it is considered more likely than not that the relevant deferred tax will not be realized. The valuation allowance as of December 31, 2003 decreased from 2002 because the Company has utilized a portion of the net operating loss carryforwards to offset against taxable income generated in 2003. The valuation allowance increased in 2004 due to the tax loss carry forwards of the entities acquired in 2004.

11. SHAREHOLDERS' EQUITY (DEFICIENCY)

Ordinary Shares

In 2002, Hurray! Solutions issued capital to a new investor for cash proceeds of $1,065,655.

In 2002, Hurray! Solutions repurchased capital from an investor for $241,645.

In 2003, the Company issued 442,000,000 ordinary shares at a price per share of $0.003 in connection with the establishment of the Company. This per share price represents the $0.001 issue price of the shares and the value of the cash paid by the shareholders of Hurray! Holding for the minority interests in Hurray! Solutions. These minority interests were contributed by such shareholders to Hurray! Holding in exchange for the right to purchase these ordinary shares of Hurray! Holding. The shareholders' payments to the minority interest holders of $1,449,800 have been accounted for as additional paid-in capital because the Company is the primary benefactor of the acquisition.

The Company issued 10,672,000 ordinary shares to acquire Beijing Palmsky at a price per share of $0.14 in March 2004, which was the acquisition date for accounting purposes. The closing of the transaction occurred in May 2004. Of that purchase price, $0.00005 per share is payable in cash, with the remaining amount recorded in additional paid-in capital.

(in U.S. dollars, unless otherwise stated)

The Company issued 42,688,780 ordinary shares to acquire Beijing Enterprise at a price per share of $0.14 in April 2004, which was the acquisition date for accounting purposes. The closing of the transaction occurred in May 2004. The shares issued were repurchased by the Company on November 4, 2004 for $4,500,000.

On July 9, 2004, shareholders of the Company approved a 20-for-1 stock split of the Company's ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in authorized ordinary share capital have been retroactively applied to all periods presented.

Preference Shares

In 2003, the Company issued 12,347,966 Series A convertible preference shares and warrants to purchase 8,786,077 Series A convertible preference shares for cash proceeds of $8,000,000. The accounting treatment requires a beneficial conversion feature on the Series A convertible preference shares to be calculated. The proceeds received in the Series A offerings were first allocated between the convertible instrument and the warrants on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of deemed dividends on Series A convertible preference shares of $153,250. The deemed dividends are amortized from the commitment date to the earliest conversion date of March 31, 2004. Amortization of the deemed dividends was $113,333 and $39,917 for 2003 and 2004, respectively.

On April 30, 2004, pursuant to the Series A convertible preference share agreement, the Company exercised its clawback rights to repurchase and retire 1,122,546 shares of Series A convertible preference shares at $0.001 per share.

The significant terms of the above Series A convertible preference shares are as follows:

Conversion:

Each Series A convertible preference share is convertible into one ordinary share at a conversion price equal to the original purchase price for Series A convertible preference shares at the option of the holder at any time after the date of issuance of such shares, or is automatically converted at the consummation of the Company's sale of ordinary shares in an underwritten initial public offering at the then prevailing conversion price subject to adjustment for dilution, including but not limited to stock splits, in accordance with the conversion provisions in the Company's Articles of Incorporation.

Voting rights:

Each Series A convertible preference share has voting rights equivalent to the number of ordinary shares into which it is convertible.

Dividends:

The holder of each Series A convertible preference share is entitled to receive dividends when and if declared by the Board of Directors. From inception of the Company through December 31, 2004, no dividends have been declared.

Liquidation preference:

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A convertible preference shares shall be paid an amount equal to the aggregate original purchase price (the "Liquidation Amount"). If the assets to be distributed among the holders of Series A convertible preference shares shall be insufficient to permit payment to holders of Series A convertible preference shares of an aggregate amount equal to the Liquidation Amount, the entire assets of the Company to be distributed shall be distributed pro rata among the holders of Series A convertible preference shares. Subsequently, the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including the holders of Series A convertible preference shares, in accordance with each shareholder's respective shareholding percentage and with each preference share participating as if converted into ordinary shares.

(in U.S. dollars, unless otherwise stated)

12. STOCK OPTIONS

The Company's 2002, 2003 and 2004 stock option plans (the "Plans") allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Options to purchase 242,222,000 ordinary shares are authorized under the Plans. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and generally vest over 3-4 years. As of December 31, 2004, 151,374,220 options to purchase ordinary shares were outstanding and options to purchase 80,000,000 ordinary shares were available for future grant.

Subsequent to the dates of grant, the Company obtained a valuation analysis performed by an independent appraiser to reassess the determination of the fair market value of the Company's ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company's business. The Company has not recognized a compensation expense in the consolidated financial statements for employee arrangements since the exercise prices were equal to or greater than the fair market values at the dates of grant.

A summary of the stock option activity is as follows:

	Ordinary shares		
	Number of options	Weighted average exercise price	
Granted	49,512,000	$	0.025
Options outstanding at December 31, 2002	49,512,000	$	0.025
Granted	47,212,000	$	0.071
Cancelled	(660,000)	$	0.036
Options outstanding at December 31, 2003	96,064,000	$	0.047
Granted	65,498,000	$	0.120
Cancelled	(10,187,780)	$	0.096
Options outstanding at December 31, 2004	151,374,220	$	0.075

The weighted average per-share fair value of options as of the grant dates was as follows:

	Year ended December 31,			
	2002	2003	2004	
Ordinary shares	$0.012	$0.003	$	0.015

The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options outstanding				Options exercisable		
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price		Number exercisable	Weighted average exercise price	
Ordinary shares:							
$0.025	47,622,720	7.75 years	$	0.025	42,072,720	$	0.025
$0.071	44,969,500	8.5 years	$	0.071	34,724,500	$	0.071
$0.117	50,928,000	9 years	$	0.117	23,232,000	$	0.117
$0.141	7,854,000	9.25 years	$	0.141	—		—
Total	151,374,220				100,029,220		

In 2002, the Company granted 3,000,000 options to purchase ordinary shares to an external consultant in exchange for certain services, which vest over 3 years. The Company recorded compensation expense of $7,654 and $59,835 in 2002 and 2003, respectively, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

(in U.S. dollars, unless otherwise stated)

	2002	2003
Average risk free rate of return	4.51%	4.51%
Weighted average expected option life	3 years	2 years
Volatility rate	95%	95%
Dividend yield	0%	0%

These options were amended as of January 1, 2004 to vest immediately. As a result, the Company recorded the remaining compensation expense of $70,698 in 2004.

At January 1, 2003, the Company remeasured options issued to employees of Hurray! Solutions in 2002. No compensation expense resulted.

In 2003, the Company granted 29,000,000 options to purchase ordinary shares to its external consultants and a member of the board of directors in exchange for past services, which vest immediately. The Company recorded compensation expense of $93,721 in 2003, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	3.54%
Weighted average expected option life	1 year
Volatility rate	95%
Dividend yield	0%

In January 2004, the Company granted 14,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vest immediately. The Company recorded compensation expense of $210,488 in 2004, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	1.29%
Weighted average expected option life	9 months
Volatility rate	95%
Dividend yield	0%

Ordinary shares reserved for future issuance

At December 31, 2004, the Company reserved ordinary shares for future issuance of the following:

Conversion of outstanding preference shares	260,000,000
Issuance of stock options under the stock option plans	231,374,220
	491,374,220

13. WARRANTS

In conjunction with the Series A convertible preference share agreements, the Company granted 3,087,000 warrants to purchase Series A convertible preference shares (the "Performance Warrants"). The Performance Warrants had an exercise price of $0.001 per share and were exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials if the Company's consolidated net income for 2003 did not exceed $2.8 million. The number of warrants could be partially or entirely cancelled if the Company met certain specified performance targets in 2003. If consolidated net income reached $3.5 million then all warrants would be cancelled. All Performance Warrants were cancelled as of December 31, 2003.

In addition, the Company also granted warrants to purchase 5,699,077 Series A convertible preference shares to a holder of such shares (the "Fidelity Warrants"). The Fidelity Warrants had an exercise price of $0.70186 per share and became exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials. The Fidelity Warrants were not subject to any reduction or cancellation clause. On April 7, 2004, the holders of these warrants exercised them and purchased Series A convertible preference shares for a total purchase price of $3,999,955.

The fair value of the warrants was approximately $2.3 million at the grant date, estimated on the basis of the Black-Scholes Pricing model with the following assumptions:

(in U.S. dollars, unless otherwise stated)

Expected price volatility range	95%
Risk-free interest rate	3.54%
Expected dividend payment rate as a percentage of the stock price on the date of grant	0%
Contractual life of the warrants	1 year

14. SEGMENT INFORMATION

The Company derives revenues principally from providing wireless value-added services and software and system integration services, which are its two reportable segments. The Company's chief executive officer regularly reviews the operating results and makes resource allocation decisions using the discrete financial information relating to these two reporting units. The wireless value-added services are delivered through the 2.5G mobile network, including wireless access protocol ("WAP"), and 2G technology platforms, including short messaging services ("SMS") and interactive voice response ("IVR"). The software and system integration services include the design, development, licensing fee, hardware, installation and after sale support of the Company's VASPro services provisioning and management software platform. The Company believes it operates in two segments, and all financial segment information can be found in the consolidated financial statements.

Geographic Information

The Company operates in the PRC and all of the Company's long-lived assets are located in the PRC.

15. INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year ended December 31,	
	2003	2004
Income attributable to holders of ordinary shares (numerator), basic and diluted	$ 4,432,489	$ 17,200,050
Shares (denominator):		
Weighted average ordinary shares outstanding used in computing basic income per share	1,088,810,959	1,208,512,142
Weighted average ordinary shares outstanding used in computing diluted income per share	1,343,606,622	1,572,887,775
Income per share, basic	$ 0.00	$ 0.01
Income per share, diluted	$ 0.00	$ 0.01
Shares used in computing pro forma per share amounts on an as converted basis:		
Basic	1,252,210,071	1,523,904,733
Diluted	1,343,606,622	1,572,887,775
Pro forma income per share on an as converted basis:		
Basic	$ 0.00	$ 0.01
Diluted	$ 0.00	$ 0.01

Income per share has not been presented for Hurray! Solutions as it did not issue shares.

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

16. CONCENTRATIONS

(a) Dependence on Mobile Operators

The revenues of the Company are derived from network service agreements with the Mobile Operators, China Unicom and China Mobile. The Mobile Operators are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with either Mobile

(in U.S. dollars, unless otherwise stated)

Operator in the PRC are terminated or scaled-back, or if the Mobile Operators alter the network service agreements in a way that is adverse to the Company, the Company's wireless value-added service business would be adversely affected.

Revenues generated from the mobile phone customers through China Unicom and China Mobile, together with revenues from software and system integration services provided to China Unicom, were as follows:

	Year ended December 31,					
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)		2003		2004	
	Revenues	%	Revenues	%	Revenues	%
China Unicom	$ 9,921,031	94%	$ 19,212,724	83%	$ 43,896,424	82%
China Mobile	$ 591,739	6%	$ 3,910,544	17%	$ 9,543,933	18%

Accounts receivable due from the mobile phone customers through China Unicomand China Mobile, together with receivables from China Unicom under software and system integration contracts, were as follows:

	December 31,					
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)		2003		2004	
	Accounts receivable	%	Accounts receivable	%	Accounts receivable	%
China Unicom	$ 2,672,906	91%	$ 7,080,434	90%	$ 9,825,276	83%
China Mobile	$ 263,644	9%	$ 811,087	10%	$ 2,057,717	17%

(b) Credit risk

The Company depends on the billing systems of the Mobile Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

17. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $300,313, $577,664 and $824,793 for the years ended December 31, 2002, 2003 and 2004, respectively.

PRC legal restrictions permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company's discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to general and administrative expenses. For the years ended December 31, 2002, 2003 and 2004, the Company's PRC subsidiaries and affiliates made appropriations to the general reserve fund of $nil, $196,340 and $1,454,966, respectively. The PRC subsidiaries elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any

(in U.S. dollars, unless otherwise stated)

of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. As of December 31, 2004, restricted net assets were approximately $46.6 million.

18. COMMITMENTS AND CONTINGENCIES

Operating leases as lessor

The Company leases certain office premises under non-cancelable leases, which expire in 2006. Rent expense under operating leases for 2002, 2003 and 2004 was $437,490, $433,002 and $900,552, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,		
2005	$	875,547
2006		565,346
Total	$	1,440,893

Litigation

In September 2004, Beijing Dingxin Investment Co., Ltd. ("Beijing Dingxin") initiated a lawsuit in the Beijing No.1 Intermediate People's Court against Hurray! Solutions seeking the repayment of a debt in the amount of RMB5.0 million owed to a third party, Hua Wei Si Technical Development Co., Ltd. ("Hua Wei Si"). The suit alleges that Hua Wei Si did not properly exercise its creditor's rights against Hurray! Solutions pursuant to a loan from Hua Wei Si to Hurray! Solutions' predecessor made in November 2000 in the same amount. Hua Wei Si and the predecessor of Hurray! Solutions were affiliated companies and were both under the control of Bit Tech when such loan was made. In December 2004, the Beijing Municipal No. 1 Intermediate People's Court rendered a judgment in favor of Hurray! Solutions on the ground that Hua Wei Si's claims against Hurray! Solutions in respect of the repayment of the debt are barred after two years from the due date for repayment (November 2001). Beijing Dingxin appealed against such judgment and this case is currently pending in Beijing Municipal High People's Court for trial. Hurray! Solutions intends to continuously vigorously defend itself in this suit, although it cannot predict the ultimate outcome or the effect on its liquidity at this time.

*****

SCHEDULE 1

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in U.S. dollars, except share data)

	December 31,		
	2002	2003	2004
Assets			
Current assets:			
Cash and cash equivalents	$ 9,566	$ 5,381,033	$ 418,267
Prepaid expenses and other current assets	120,000	—	555,993
Amounts due from related parties	240,000	183,144	—
Total current assets	369,566	5,564,177	974,260
Investments in subsidiaries and affiliates	483,000	7,722,195	40,065,048
Total assets	$ 852,566	$ 13,286,372	$ 41,039,308
Liabilities and shareholders' equity			
Current liabilities:			
Accrued expenses and other current liabilities	$ —	$ 37,274	$ 211,161
Amounts due to related parties	—	—	4,556,596
Total current liabilities	—	37,274	4,767,757
Shareholders' equity:			
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil, 12,347,966 and 16,924,497 shares issued and outstanding as of December 31, 2002, 2003 and 2004, respectively; liquidation value $12,000,000)	—	12,348	16,925
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 734,000,000, 1,176,000,000 and 1,186,672,000 shares issued and outstanding as of December 31, 2002, 2003 and 2004 respectively)	36,700	58,800	59,334
Warrants	—	2,287,966	—
Subscription receivable	(35,000)	(50,880)	(50,880)
Additional paid-in capital	1,203,630	6,861,139	14,966,397
Retained earnings (accumulated deficiency)	(352,764)	4,079,725	21,279,775
Total shareholders' equity	852,566	13,249,098	36,271,551
Total liabilities and shareholders' equity	$ 852,566	$ 13,286,372	$ 41,039,308

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in U.S. dollars)

	Period from April 23, 2002 (date of incorporation) to December 31, 2002	Year ended December 31,	
		2003	2004
Operating expenses			
Selling and marketing	$ —	$ —	$ 103,480
General and administrative	573	20,664	103,646
Stock-based compensation	355,330	153,556	281,186
Loss from operations	(355,903)	(174,220)	(488,312)
Interest income (expense)	3,139	(865)	341
Equity in earnings of subsidiaries and affiliates	—	4,720,907	17,727,938
Net income (loss)	(352,764)	4,545,822	17,239,967
Deemed dividends on Series A convertible preference shares	—	(113,333)	(39,917)
Income (loss) attributable to holders of ordinary shares	$ (352,764)	$ 4,432,489	$ 17,200,050

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in U.S. dollars, except share data)

	Series A convertible preference shares		Ordinary shares					Retained earnings	
	Shares	Amount	Shares	Amount	Warrants	Subscription receivable	Additional paid-in capital	(Accumulated deficit)	Total shareholders equity
Issuance of ordinary shares	—	$ —	734,000,000	$ 36,700	$ —	$ (35,000)	$ 848,300	$ —	$ 850,00
Stock options issued to non-employees	—	—	—	—	—	—	355,330	—	355,33
Net loss	—	—	—	—	—	—	—	(352,764)	(352,76
Balance as of December 31, 2002	—	—	734,000,000	36,700	—	(35,000)	1,203,630	(352,764)	852,56
Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	6,22
Issuance of Series A convertible preference shares (net of share issuance costs of $309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	7,690,93
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	153,55
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	–
Net income	—	—	—	—	—	—	—	4,545,822	4,545,82
Balance as of December 31, 2003	12,347,966	12,348	1,176,000,000	58,800	2,287,966	(50,880)	6,861,139	4,079,725	13,249,0
Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise	—	—	53,360,780	2,668	—	—	7,499,799	—	7,502,4
Repurchase of ordinary shares related to acquisitions of Beijing Enterprise	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	(6,000,0
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	3,999,9
Repurchase of Series A convertible preference shares	(1,122,546	(1,122)	—	—	—	—	—	—	(1,1
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	281,1
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	
Net income	—	—	—	—	—	—	—	17,239,967	17,239,9
Balance as of December 31, 2004	16,924,497	$ 16,925	1,186,672,000	$ 59,334	$ —	$ (50,880)	$ 14,966,397	$ 21,279,775	$ 36,271,5

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in U.S. dollars)

	Period from April 23, 2002 (date of incorporation) to December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Operating activities:			
Income (loss) attributable to holders of ordinary shares	$ (352,764)	$ 4,432,489	$ 17,200,050
Deemed dividends on Series A convertible preference shares	—	113,333	39,917
Net income (loss)	(352,764)	4,545,822	17,239,967
Adjustments to reconcile net income (loss) to cash used by operating activities:			
Stock-based compensation expense	355,330	153,556	281,186
Equity in earnings of subsidiaries and affiliates	—	(4,720,907)	(17,727,938)
Changes in assets and liabilities:			
Prepaid expenses and other current assets	(120,000)	120,000	(177,200)
Amounts due from related parties	(240,000)	56,856	183,144
Accrued expenses and other current liabilities	—	37,274	(26,113)
Amounts due to related parties	—	—	56,596
Net cash provided by (used in) operating activities	(357,434)	192,601	(170,358)
Investing activities:			
Investment in subsidiaries	(483,000)	(2,518,288)	(8,612,448)
Net cash used in investing activities	(483,000)	(2,518,288)	(8,612,448)
Financing activities:			
Proceeds from the issuance of ordinary shares	850,000	6,220	—
Proceeds from the issuance of Series A convertible preference shares	—	7,690,934	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Proceeds from exercise of warrants to repurchase Series A convertible preference shares	—	—	3,999,955
Deferred offering costs			(178,793)
Net cash provided by financing activities	850,000	7,697,154	3,820,040
Net increase (decrease) in cash and cash equivalents	9,566	5,371.467	(4,962,766)
Cash and cash equivalents, beginning of period	—	9,566	5,381,033
Cash and cash equivalents, end of period	$ 9,566	$ 5,381,033	$ 418,267

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hurray! Holding Co., Ltd.

We have audited the accompanying consolidated balance sheet of Hurray! Holding Co., Ltd. and its subsidiary (the "Company") at December 31, 2002 and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for the period from April 23, 2002 (date of incorporation) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiary at December 31, 2002 and the results of their operations and their cash flows for the above stated period in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China
April 15, 2004 (July 9, 2004 as to Note 8)

HURRAY! HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2002

(In U.S. dollars, except share data)

Assets	
Current assets:	
Cash and cash equivalents	$ 15,923
Prepaid expenses and other current assets	120,150
Amounts due from a related party	715,056
Total current assets	851,129
Equipment	348,906
Total assets	$ 1,200,035
Liabilities and shareholders' equity	
Current liabilities:	
Amounts due to a related party	$ 131,543
Minority interest	217,000
Shareholders' equity:	
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 734,000,000 shares issued and outstanding)	36,700
Subscription receivable	(35,000)
Additional paid-in capital	1,203,630
Accumulated deficiency	(352,764)
Accumulated other comprehensive loss	(1,074)
Total shareholders' equity	851,492
Total liabilities and shareholders' equity	$ 1,200,035

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars, except share data)

Operating expenses:		
General and administrative	$	573
Stock-based compensation		355,330
Loss from operations		(355,903)
Interest income		3,139
Net loss	$	(352,764)
Net loss per share, basic	$	(0.00)
Net loss per share, diluted	$	(0.00)
Shares used in calculating basic net loss per share		732,473,469
Shares used in calculating diluted net loss per share		732,473,469

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars, except share data)

Operating expenses:		
General and administrative	$	573
Stock-based compensation		355,330
Loss from operations		(355,903)
Interest income		3,139
Net loss	$	(352,764)
Net loss per share, basic	$	(0.00)
Net loss per share, diluted	$	(0.00)
Shares used in calculating basic net loss per share		732,473,469
Shares used in calculating diluted net loss per share		732,473,469

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars, except share data)

	Ordinary shares							
	Shares	Amount	Subscription receivable	Additional paid-in capital	Accumulated deficiency	Accumulated other comprehensive loss	Total shareholders' equity	Comprehensive loss
Issuance of ordinary shares	734,000,000	$ 36,700	$ (35,000)	$ 848,300	$ —	$ —	$ 850,000	$ —
Stock options issued to non-employees	—	—	—	355,330	—	—	355,330	—
Foreign currency translation adjustment	—	—	—	—	—	(1,074)	(1,074)	(1,074)
Net loss	—	—	—	—	(352,764)	—	(352,764)	(352,764)
Balance as of December 31, 2002	734,000,000	$ 36,700	$ (35,000)	$ 1,203,630	$ (352,764)	$ (1,074)	$ 851,492	$ (353,838)

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars, except share data)

Operating activities:		
Net loss	$	(352,764)
Adjustments to reconcile net loss to net cash used in by operating activities:		
Stock-based compensation		355,330
Increase in prepaid expenses and other current assets		(120,150)
Net cash used in operating activities		(117,584)
Financing activities:		
Proceeds from the issuance of ordinary shares		850,000
Advances to a related party		(715,419)
Net cash provided by financing activities		134,581
Net increase in cash and cash equivalents		16,997
Cash and cash equivalents, beginning of period		—
Effect of exchange rate changes		(1,074)
Cash and cash equivalents, end of period	$	15,923
Supplemental disclosure of cash flow information:		
Interest paid	$	—
Income taxes paid	$	—
Supplemental disclosure of non-cash financing activities:		
Equipment received from an investor in exchange 6r owners' equity in Hurray! Times	$	348,906
Ordinary shares issued to shareholders for subscription receivable	$	35,000

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

(in U.S. dollars, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Holding Co., Ltd. (the "Company") was incorporated under the laws of the Cayman Islands on April 23, 2002. The Company established a joint venture, Hurray! Times Communications (Beijing) Ltd. (" Hurray! Times"), on September 17, 2002 under the laws of the People's Republic of China (the "PRC") with an operating period of thirty years. The Company holds 69% of registered capital of Hurray! Times, and the remaining 31% is held by Hurray! Solutions Ltd., a related party.

The Company and Hurray! Times were formed to facilitate foreign investment in a business to provide wireless value-added services to mobile phone users delivered over the networks of mobile operators in the PRC and software and system integration services to a major Chinese mobile operator. The Company's business plan is to specialize in the development, marketing and distribution of consumer wireless value-added services and of mission critical mobile Internet management software systems to the mobile operators.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and Hurray! Times. All inter-company transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include useful lives for property and equipment and stock-based compensation.

(e) Equipment

The Company did not record depreciation expense as its equipment was not put into productive use until it was transferred to Hurray! Solutions Ltd. in 2003.

(f) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(g) Foreign currency translation

The Company has determined that the United States dollar ("U.S. dollar") is its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of Hurray! Times are maintained in Renminbi ("RMB"), which is its functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive loss in the statement of shareholders' equity.

RMB is not fully convertible into U.S. dollars. The rate of exchange quoted by the Bank of China on December 31, 2002 was USD 1.00 = RMB 8.2773.

(h) Comprehensive loss

Comprehensive loss includes foreign currency translation adjustments. Comprehensive loss is reported in the statement of shareholders' equity.

(in U.S. dollars, unless otherwise stated)

(i) Fair value of financial instruments

Financial instruments include cash and cash equivalents. The carrying values of such financial instruments approximate their fair values due to their short-term maturities.

(j) Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted net loss per ordinary share, as their effect would be anti-dilutive.

(k) Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit ordisposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares (excluding certain financial

(in U.S. dollars, unless otherwise stated)

instruments indexed partly to the issuer's equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's financial position, cash flows or results of operations.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 is not expected to have a material impact on the Company's financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company adopted the provisions in 2003.

In November 2002, the Emerging Issue Task Force ("EITF") reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 is not expected to have a material impact on the Company's financial position, cash flows or results of operations.

(in U.S. dollars, unless otherwise stated)

3. RELATED PARTY BALANCES

Amounts due from a related party of $715,056 consists of short-term advances to Hurray! Solutions Ltd., which were non-interest bearing, unsecured and had no specific terms of repayment.

Amounts due to a related party of $131,543 consist of an over contribution of assets by Hurray! Solutions Ltd., upon formation of the Company. This amount was settled in 2003.

4. INCOME TAXES

The Company is a tax-exempted company incorporated in the Cayman Islands. Hurray! Times incorporated in the PRC is governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws"). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on the PRC taxable income. However, preferential tax treatment of Hurray! Times as a "high technology" company has been agreed with the relevant tax authorities. Hurray! Times is entitled to a preferential tax rate of 15% and is entitled to a three-year exemption from income tax commencing in 2003, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC.

5. SHAREHOLDERS' EQUITY

In 2002, the Company issued 734,000,000 ordinary shares for proceeds of $885,000, with $35,000 outstanding as a subscription receivable at December 31, 2002. Holders of ordinary shares have voting rights and are entitled to receive dividends when and if declared by the Board of Directors. From inception of the Company through December 31, 2002, no dividends had been declared.

6. STOCK OPTIONS

The Company's 2002 stock option plan (the "Plan") allows the Company to offer incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 100,000,000 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to or greater than the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and vest over 3 years. As of December 31, 2002, options to purchase 49,512,000 ordinary shares were outstanding and options to purchase 50,488,000 ordinary shares were available for future grants.

In 2002, the Company did not issue any options to employees.

(in U.S. dollars, unless otherwise stated)

In 2002, the Company granted 27,000,000 options with an exercise price of $0.025 to purchase ordinary shares to its external consultants in exchange for past services, which vest immediately. The Company recorded compensation expense of $310,324 in 2002, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	4.51 %
Weighted average expected option life	2 years
Volatility rate	95%
Dividend yield	0%

In 2002, the Company granted 19,512,000 and 3,000,000 options with an exercise price of $0.025 to purchase ordinary shares to non-employees and to an external consultant, respectively, in exchange for certain services, which vest over 3 years. The Company recorded compensation expense of $45,006 in 2002, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	4.51%
Weighted average expected option life	3 years
Volatility rate	95%
Dividend yield	0%

Since these are performance based options vesting over a period of 3 years, a measurement date has not occurred. Accordingly, the fair market values of the options have been recorded at December 31, 2002 and this will continue until the options vest at which time each option relating to the vested portion is adjusted for the last time to its then-current fair value. The Company has recorded the vested portion of the option as compensation expense in the corresponding period.

7. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss:

Net loss (numerator), basic and diluted	$ (352,764)
Shares (denominator):	
Weighted average ordinary shares outstanding used in computing basic net loss per share	732,473,469
Weighted average ordinary shares outstanding used in computing diluted net loss per	732,473,469

share		
Net loss per share, basic	$	(0.0005)
Net loss per share, diluted	$	(0.0005)

For 2002, the Company had 49,512,000 options to purchase ordinary shares outstanding, which could potentially dilute the basic earnings per share in the future but were excluded from the computation of diluted net loss per share in 2002 as their effects would have been antidilutive.

8. SUBSEQUENT EVENT

On July 9, 2004, shareholders of the Company approved a 20-for-1 stock split of the Company's ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in ordinary share capital have been retroactively applied to the period presented.

* * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owners of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd.:

We have audited the accompanying combined balance sheets of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively the "Companies") as of December 31, 2002 and 2003 and the related combined statements of operations, owners' equity and comprehensive income (loss), and cash flows for the period from June 27, 2002 (date of incorporation) to December 31, 2002 and for the year ended December 31, 2003. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. as of December 31, 2002 and 2003 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China
April 15, 2004

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

COMBINED BALANCE SHEETS

	December 31, 2002	December 31, 2003	March 31, 2004
	(in U.S. dollars)		(unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 357,675	$ 477,892	$ 633,150
Accounts receivable	6,228	189,987	489,883
Amounts due from a related party	76,790	217,478	302,038
Prepaid expenses	5,660	3,096	3,504
Total current assets	446,353	888,453	1,428,575
Rental deposits	1,174	33,114	34,488
Property and equipment, net	17,993	121,761	152,308
Total assets	$ 465,520	$ 1,043,328	$ 1,615,371
Liabilities and owners' equity			
Current liabilities:			
Accounts payable	$ —	$ 39,701	$ 47,558
Accrued expenses and other current liabilities	13,421	75,975	265,886
Amounts due to a related party	28,757	67,718	85,029
Total current liabilities	42,178	183,394	398,473
Commitments (Note 11)			
Owners' equity:			
Paid-in capital	507,261	507,261	507,261
Retained earnings (accumulated deficiency)	(83,957)	352,585	709,592
Accumulated other comprehensive income	38	88	45
Total owners' equity	423,342	859,934	1,216,898
Total liabilities and owners' equity	$ 465,520	$ 1,043,328	$ 1,615,371

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

COMBINED STATEMENTS OF OPERATIONS

	Period from June 27, 2002 to December 31, 2002	Year ended December 31, 2003	Three months ended March 31, 2004
	(in U.S. dollars)		(unaudited)
Revenues	$ 28,684	$ 1,243,682	$ 998,776
Cost of revenues	12,006	381,526	273,391
Gross profit	16,678	862,156	725,385
Operating expenses:			
Product development	—	88,453	222,175
Selling and marketing	20,727	139,812	58,055
General and administrative	80,099	198,672	88,848
Total operating expenses	100,826	426,937	369,078
Income (loss) from operations	(84,148)	435,219	356,307
Interest income	191	1,323	700
Net income (loss)	$ (83,957)	$ 436,542	$ 357,007

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

COMBINED STATEMENTS OF OWNERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Paid-in capital	Retained earnings (accumulated deficiency)	Accumulated other comprehensive income	Total owners' equity	Comprehensive income (loss)
			(in U.S. dollars)		
Capital contributions	$ 507,261	$ —	$ —	$ 507,261	$ —
Foreign currency translation adjustment	—	—	38	38	38
Net loss	—	(83,957)	—	(83,957)	(83,957)
Balance as of December 31, 2002	507,261	(83,957)	38	423,342	$ (83,919)
Foreign currency translation adjustment	—	—	50	50	$ 50
Net income	—	436,542	—	436,542	436,542
Balance as of December 31, 2003	507,261	352,585	88	859,934	$ 436,592
Foreign currency translation adjustment (unaudited)	—	—	(43)	(43)	$ (43)
Net income (unaudited)	—	357,007	—	357,007	357,007
Balance as of March 31, 2004 (unaudited)	$ 507,261	$ 709,592	$ 45	$ 1,216,898	$ 356,964

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.
COMBINED STATEMENTS OF CASH FLOWS

	Period from June 27, 2002 to December 31, 2002	Year ended December 31, 2003	Three months ended March 31, 2004
	(in U.S. dollars)		(unaudited)
Operating activities:			
Net income (loss)	$ (83,957)	$ 436,542	$ 357,007
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	756	19,968	11,813
Loss on disposal of property and equipment	—	2,104	—
Changes in assets and liabilities:			
Accounts receivable	(6,228)	(183,759)	(299,896)
Prepaid expenses	(5,660)	2,564	(408)
Rental deposits	(1,174)	(31,940)	(1,374)
Accounts payable	—	39,701	7,857
Accrued expenses and other current liabilities	13,421	62,554	189,911
Amounts due to a related party	—	38,961	17,311
Net cash provided by (used in) operating activities	(82,842)	386,695	282,221
Investing activities:			
Purchases of property and equipment	(18,749)	(125,840)	(42,360)
Net cash used in investing activities	(18,749)	(125,840)	(42,360)
Financing activities:			
Capital contributions	507,261	—	—
Amounts due to a related party	28,757	—	—
Amounts due from a related party	(76,790)	(140,688)	(84,560)
Net cash provided by (used in) financing activities	459,228	(140,688)	(84,560)
Net increase in cash and cash equivalents	357,637	120,167	155,301
Cash and cash equivalents, beginning of period	—	357,675	477,892
Effect of exchange rate changes	38	50	(43)
Cash and cash equivalents, end of period	$ 357,675	$ 477,892	$ 633,150
Supplemental disclosures of cash flow information			
Income taxes paid	$ —	$ —	$ —
Interest paid	$ —	$ —	$ —

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Beijing Enterprise Mobile Technology Co., Ltd. ("Enterprise") was incorporated on June 27, 2002 under the laws of the People's Republic of China (the "PRC") with an operating period of 20 years. Enterprise was wholly owned by Nihon Enterprise Co., Ltd. ("Nihon Enterprise"), a public company in Japan. On January 2, 2003, Nihon Enterprise transferred approximately 10% of its equity interest in Enterprise for $41,000 to Beijing Enterprise Network Technology Co., Ltd., and Enterprise became a Sino-foreign joint venture.

Beijing Enterprise Network Technology Co., Ltd. ("Network") was incorporated on October 11, 2002 under the laws of the PRC with an operating period of 20 years. Network was owned 91% by Mr. Yu Qin ("Yu"), chief executive officer, and 9% by another PRC citizen.

Enterprise and Network (collectively the "Companies") jointly provide wireless value-added services to mobile phone users through a joint partnership with China Mobile Communications Corporation ("China Mobile"). The Companies specialize in the development, marketing and distribution of 2.5G consumer wireless value-added services.

PRC regulations restrict direct foreign ownership of business entities providing value-added telecommunication activities in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Companies conduct business through Network , which owns the license to conduct such telecommunication services, while Enterprise provides the technical support. In addition, both Companies are under common management led by Yu, the chief executive officer of both companies. As both companies are under common management control and the acquisition of these two companies were contingent on each other, combined financial statements have been prepared.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The combined financial statements of the Companies have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

(b) Basis of combination

The combined financial statements include the financial statements of Enterprise and Network. All significant inter-company transactions and balances have been eliminated upon combination.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d) Use of estimates

The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Companies' financial statements includes useful lives for plant and equipment, accruals for revenue adjustments and other liabilities.

(e) Significant risks and uncertainties

The Companies participate in a dynamic high technology industry and believe that changes in any of the following areas could have a material adverse effect on the Companies' future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationship with the mobile operator; and risks associated with the Companies' ability to attract and retain employees necessary to support its growth.

(f) Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicle	5 years
Telecommunication equipment	3 years

(g) Impairment of long-lived assets

The Companies review their long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Companies measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Companies would recognize an impairment loss based on the fair value of the assets.

(h) Revenue recognition and cost of revenues

The Companies' revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services (including downloadable pictures, ring tones and games) to mobile phone customers of China Mobile. Fees, established by network service agreement with China Mobile and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Companies recognize all revenues in the period in which the services are performed.

The Companies contract with China Mobile for the transmis sion of wireless value-added services as well as for billing and collection services. China Mobile provides the Companies with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Companies' revenues. In certain instances, when a statement is not received within a reasonable period of time, the Companies are required to make an estimate of the revenues and cost of revenues earned during the period covered by the statement based on internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

The Companies measure their revenues based on the total amount paid by their customers, for which China Mobile bills and collects on the Companies' behalf. Accordingly, the service and network fees paid to China Mobile are included in the cost of revenues.

The Companies evaluate the criteria outlined in Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees paid to China Mobile. The Companies record the gross amounts billed to their customers, as they are the primary obligor in these transactions since they have latitude in establishing prices, are involved in the determination of the service specifications, and have the right to select suppliers.

(i) Foreign currency translation

The functional currency of the Companies is Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the Bank of China (the "BOC") prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the BOC at the balance sheet dates. The resulting exchange differences are included in the statements of operations.

The combined financial statements of the Companies are translated into the reporting currency, the United States Dollar, using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting period for the combined statements of operations. Translation adjustments resulting from translation of these combined financial statements are reflected as accumulated other comprehensive income in owners' equity.

(j) Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

(k) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(l) Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of owners' equity.

(in U.S. dollars, unless otherwise stated)

(m) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to their short-term maturities.

(n) Advertising costs

The Companies expense advertising costs as incurred. Total advertising expenses were $nil, $15,231 and $3,664, for the period from June 27, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), respectively, and have been included in selling and marketing expenses.

(o) Segment reporting

The Companies operate and manage their business as a single segment. The Companies generate their revenues solely in the PRC and accordingly, no geographical information is presented.

(p) Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Companies' financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial

(in U.S. dollars, unless otherwise stated)

instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares (excluding certain financial instruments indexed partly to the issuer's equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Companies' financial position, cash flows or results of operations.

In November 2002, the FASB issued Interpretation Number ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Companies' financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46(revised) which defers the implementation date to the end of the first reporting period after December 15, 2004 unless the company has a special purpose entity in which case the provisions must be applied for fiscal

(in U.S. dollars, unless otherwise stated)

years ending December 31, 2003. The Companies do not expect the adoption of FIN 46 to have a material impact on the Companies' financial position, cash flows or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Companies have adopted EITF No. 00-21 and it did not have a material impact on the Companies' financial position, cash flows or results of operations.

(q) Unaudited interim financial information

The interim financial information as of March 31, 2004 and for the three months ended March 31, 2004 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

3. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Amounts due from a related party

The Companies provided cash advances to Yu of $76,790, $217,478 and $302,038 as of December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively. The amounts were non-interest bearing, unsecured and were subsequently repaid in April 2004.

3. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

(b) Amounts due to a related party

Amounts due to a related party of $28,757 as of December 31, 2002 represented cash advances from Nihon Enterprise, an investor. Amounts due to a related party of $67,718 as of December 31, 2003 represented advances of $28,757 and royalty fee of $38,961 payable to Nihon Enterprise. Amounts due to a related party of $85,029 as of March 31, 2004 (unaudited) represented advances of $28,757 and royalty fee of $56,272 payable to Nihon Enterprise. The amounts were non-interest bearing, unsecured and payable on demand.

(in U.S. dollars, unless otherwise stated)

(c) Transactions with a related party

In September 2002, Enterprise entered into a two-year royalty agreement with Nihon Enterprise. Accordingly, Enterprise incurred royalty fees of $nil, $38,961 and $19,944 in 2002, 2003 and the three months ended March 31, 2004 (unaudited), respectively.

Enterprise derived revenues from Nihon Enterprise in the amount of $2,450, $104,545 and $nil for ring-tone related service in 2002, 2003 and the three months ended March 31, 2004 (unaudited), respectively.

(in U.S. dollars, unless otherwise stated)

4. PLANT AND EQUIPMENT, NET

Plant and equipment, net, consist of:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Furniture and office equipment	$ 18,749	$ 93,165	$ 129,183
Motor vehicle	—	34,596	34,596
Telecommunication equipment	—	14,504	20,846
	18,749	142,265	184,625
Less: accumulated depreciation	(756)	(20,504)	(32,317)
	$ 17,993	$ 121,761	$ 152,308

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Other accrued expenses	$ 12,184	$ 19,854	$ 164,193
Business taxes payable	1,237	51,961	76,850
Accrued welfare benefits	—	4,160	24,843
	$ 13,421	$ 75,975	$ 265,886

6. INCOME TAXES

The Companies are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws"). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on the PRC taxable income. However, preferential tax treatment of Network as a "new technology" company has been agreed with

(in U.S. dollars, unless otherwise stated)

the relevant tax authorities. Network is entitled to a preferential tax rate of 15% and a three-year exemption from income tax commencing in 2003, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC.

Enterprise is subject to income tax at 33% but did not incur any income tax in 2002 and 2003 due to the tax losses incurred in 2002 and carried forward to 2003. Enterprise incurred further losses for the three months ended March 31, 2004 (unaudited).

The principle components of the deferred tax assets are as follows:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Deferred tax assets:			
Net operating loss carry forwards	$ 20,900	$ 460	$ 18,526
Valuation allowance	(20,900)	(460)	(18,526)
Deferred tax assets, net	$ —	$ —	$ —

The Companies did not have any timing differences relating to deferred tax liabilities as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited).

A full valuation allowance has been established as the Companies believe it is more likely than not that their deferred taxes assets will not be realized. The tax losses carried forward as of December 31, 2003 and March 31, 2004 (unaudited) were approximately $1,396 and $56,140 and will expire by 2008 and 2009, respectively.

A reconciliation between the provision (benefit) for income taxes computed by applying the PRC tax rate to income (loss) before income taxes is as follows:

(in U.S. dollars, unless otherwise stated)

	Year Ended December 31,		Three months ended March 31,
	2002	2003	2004
			(unaudited)
The PRC statutory rate	(33%)	33%	(33%)
Increase (decrease) of valuation allowance	33%	(33%)	33%
	—	—	—

7. PAID-IN CAPITAL

The combined registered capital of the Companies is $507,261. Paid-in capital balance as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) consists of:

	Paid-in capital	Percentage
Nihon Enterprise	$ 374,368	73.8%
Mr. Yu Qin	120,812	23.8%
Mr. Zhang Chen	12,081	2.4%
Total	$ 507,261	100%

8. SEGMENT INFORMATION

The Companies are engaged in providing wireless value-added services such as games and interactive entertainment, community services, media and various other related products to mobile phone users. The Companies' chief operating decision maker has been identified as Yu, the Chief Executive Officer, who reviews combined results when making decisions about allocating resources and assessing performance of the Companies. The Companies believe they operate in one segment, and all financial segment information can be found in the combined financial statements.

(in U.S. dollars, unless otherwise stated)

9. CONCENTRATIONS

(a) Dependence on China Mobile

The revenues of the Companies are derived from a network service agreement with China Mobile. China Mobile is entitled to a network fee for the transmission of wireless content service as well as a service fee for the billing and collection services. If the strategic relationship with China Mobile is terminated or scaled-back, or if China Mobile alters the arrangement, the Companies' wireless value-added service business would be adversely affected.

Revenues generated from China Mobile for the period from June 27, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited) were approximately $nil, $1.1 million and $0.98 million, representing 0%, 83% and 98% of revenues, respectively.

Accounts receivable due from China Mobile as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited) amounted to approximately $nil, $184,701 and $488,247, representing 0%, 97% and 99% of accounts receivable, respectively.

(b) Credit risk

The Companies depend on the billing system of China Mobile to charge the mobile phone users through mobile phone bills and collect payments from users. The Companies generally do not require collateral for their accounts receivable. The Companies have not experienced any significant credit losses for any periods presented.

10. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Companies in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Companies accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $212, $2,065 and $2,399 for the period from June 27, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), respectively.

(in U.S. dollars, unless otherwise stated)

11. OPERATING LEASE COMMITMENTS

The Companies lease certain office premises under non-cancelable leases which expire in 2005. Rental expenses under operating leases for 2002, 2003 and the three months ended March 31, 2004 (unaudited) were $15,537, $60,894 and $28,300, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

Year ending		
2004	$	86,185
2005		40,978
	$	127,163

*****

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Shareholders of Hurray! Holding Co., Ltd.:

We have examined the pro forma adjustments reflecting the purchase business combination of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. and the application of those adjustments to the historical amounts in the accompanying pro forma condensed consolidated statement of operations of Hurray! Holding Co., Ltd. for the year ended December 31, 2004. The historical condensed consolidated financial statements are derived from the historical financial statements of Hurray! Holding Co., Ltd. (on which we have issued our report dated January 25, 2005), and of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (on which we have issued our report dated April 15, 2004), which were audited by us, that appear elsewhere in this prospectus. Such pro forma adjustments are based upon management's assumptions described in Note 1. Hurray! Holding Co., Ltd. management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma financial information based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures, as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the purchase business combination occurred at an earlier date. However, the pro forma condensed financial statement is not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned purchase business combination actually occurred earlier.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned purchase business combination, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those adjustments to the historical financial statement amounts in the pro forma condensed consolidated statement of operations for the year ended December 31, 2004.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
January 25, 2005

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(in U.S. dollars, unless otherwise stated)

Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information is derived from the historical financial statements of Hurray! Holding Co., Ltd., appearing elsewhere in this prospectus, after giving effects to the pro forma adjustments described in the notes thereto. Financial information with respect to the acquisition is derived from the historical financial statements of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively "Beijing Enterprise") appearing elsewhere in this prospectus.

The preparation of the unaudited pro forma condensed consolidated statement of operations appearing below is based on financial statements prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP"). These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The objective of the unaudited pro forma condensed consolidated balance sheet and statement of operations is to provide information on the impact of the acquisition of Beijing Enterprise, which provides wireless value-added services, in April 2004 (the "Acquisition").

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 presents adjustments as if the acquisition of Beijing Enterprise had been consummated on January 1, 2004.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with historical consolidated financial statements, including the notes thereto, the "Management's Discussion and Analysis of Financial Condition and Results of Operations", and other financial information included elsewhere in this prospectus.

While the unaudited pro forma condensed consolidated financial information is helpful in showing the financial characteristics of the consolidated companies, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. We have included in the unaudited pro forma condensed consolidated statement of operations all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods.

Given the information regarding the Acquisition, the actual consolidated results of operations may differ significantly from the pro forma amounts reflected below.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

	Hurray! Holding Co., Ltd. Historical	Beijing Enterprise Historical	Pro forma Adjustments	Notes	Pro forma
	(in U.S. dollars, except share data)				
Revenues:					
2G services	$ 14,946,274	$ —	$ —		$ 14,946,274
2.5G services	28,227,033	998,776	—		29,225,809
Software and system integration services	10,267,050	—	—		10,267,050
Total revenues	53,440,357	998,776	—		54,439,133
Cost of revenues:					
2G services	7,049,848	—	—		7,049,848
2.5G services	11,003,395	273,391	3,750	(1)	11,280,536
Software and system integration services	6,276,761	—	—		6,276,761
Total cost of revenues	24,330,004	273,391	3,750		24,607,145
Gross profit	29,110,353	725,385	(3,750)		29,831,988
Operating expenses:					
Product development	2,246,108	222,175	—		2,468,283
Selling and marketing	7,211,959	58,055	164,089	(1)	7,434,103
General and administrative	1,820,878	88,848	—		1,909,726
Stock-based compensation	281,186	—	—		281,186
In-process research and development	36,000	—	—		36,000
Total operating expenses	11,596,131	369,078	164,089		12,129,298
Income from operations	17,514,222	356,307	(167,839)		17,702,690
Interest income (expense), net	(274,255)	700	—		(273,555)
Net income	17,239,967	357,007	(167,839)		17,429,135
Deemed dividends on Series A convertible preference shares	(39,917)	—	—		(39,917)
Income attributable to holders of ordinary shares	$ 17,200,050	$ 357,007	$ (167,839)		$ 17,389,218
Income per share, basic	$ 0.01				$ 0.01
Income per share, diluted	$ 0.01				$ 0.01
Shares used in calculating basic income per share	1,208,512,412				1,220,059,107
Shares used in calculating diluted income per share	1,572,887,775				1,584,434,740
Income per ADS, basic					$ 1.43

Income per ADS, diluted............	$ 1.10
ADS's used in calculating basic income per ADS..................	12,200,591
ADS's used in calculating diluted income per ADS	15,844,347

See notes to unaudited pro forma condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(in U.S. dollars, unless otherwise stated)

The following pro forma adjustments have been made to the unaudited pro forma condensed consolidated financial information:

(1) Reflects amortization for the intangible assets recorded as a result of our acquisition of Beijing Enterprise in April 2004 to reflect amortization for the year ended December 31, 2004. The classification of amortization expense is determined according to the nature of intangible assets acquired.

Corporate Information

Board of Directors

Qindai Wang
Chairman, President and Chief Executive Officer, HRAY

Jesse Liu
Chief Financial Officer and Senior Vice President, HRAY

Songzuo Xiang
Director, HRAY

Shudan Zhang
Director, HRAY

Daniel Auerbach
Managing Director, Fidelity Greater China Ventures Fund LP

Scott Bonham
Managing Director, Granite Global Ventures L.P.

Robert Mao
President and Chief Executive Officer, Nortel Networks (China) Ltd.

Alan Powrie
Retired Partner, Deloitte Touche Tohmatsu, Hong Kong

Corporate Officers

Qindai Wang
Chairman, President and Chief Executive Officer

Jesse Liu
Chief Financial Officer and Senior Vice President, HRAY

Haoyu (Harry) Yang
Senior Vice President, Research and Development

Jieqiang (David) Li
Senior Vice President, Content Sales and Operations

Corporate Governance

Audit Committee
Scott Bonham, Robert Mao and Alan Powrie (Chairman)

Compensation Committee
Scott Bonham, Robert Mao (Chairman) and Alan Powrie

Nominating Committee
Scott Bonham (Chairman), Robert Mao and Alan Powrie

Corporate Headquarters

Room 305-306, China Resources Building,
8 Jian Guo Men Bei Street,
Dongcheng District, Beijing 100005
China
Tel: +8610 65188989
Fax: +8610 85191531

Market Data

Exchange: Nasdaq National Market
Ticker: HRAY

Transfer Agent for Odinary Shares

Dexia Corporate Services HK Ltd.
51/F., Central Plaza
18 Harbour Road, Hong Kong

Depositary for ADRs

Citibank, N.A.
111 Wall Street
New York, New York 10043

Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu CPA Ltd.
8/F Office Tower W2
The Towers, Oriental, Plaza
1 East Chang An Avenue
Beijing 100738, PRC

Legal Counsel

Morrison & Foerster LLP
Entertainment Building, 21st Floor
30 Queen's Road Central, Hong Kong

Investor Relations

Catherine Li
Investor Relations Officer
Tel: +8610 65188989 ext. 6803
Fax: +8610 85191531
Email: ir@hurray.com.cn

**A copy of this annual report can be found online at www.hurray.com*